SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS SPECIAL REVIEW REPORT

To the Stockholders and Management of
Companhia Siderúrgica Nacional
Rio de Janeiro – RJ

1.

We conducted a special review on the quarterly financial information (ITRs) of COMPANHIA SIDERÚRGICA NACIONAL (a Brazilian corporation), which includes the individual (Parent Company) and consolidated balance sheets as of September 30, 2003, the related statements of income for the quarter and for the nine-month period then ended, the performance report and the relevant information, presented in accordance with the accounting practices adopted in Brazil, prepared under the responsibility of the Company’s management.

2.

Except for the matter described in paragraph (3), our review was conducted in accordance with specific standards established by the Brazilian Institute of Accountants - IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires and discussions with the Company’s and its subsidiaries management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had or may have significant effects on the Company’s and its subsidiaries’ financial position and operations.

3.

The financial statements, as of September 30, 2003, of the jointly-controlled Lusosider Projectos Siderúrgicos S.A., whose investment represented 0.40% of the Parent Company’s total assets and whose equity pick-up represented, respectively, 0.80% and 3.04% of net income for the quarter and for the nine-month period then ended, were not reviewed by us or by other independent auditors.

4.

As described in note 13 to the quarterly financial information, the Company, its affiliate MRS Logística S.A. and its subsidiary GalvaSud S.A. elected to defer net losses arising from exchange rate changes in year 2001, in conformity with Provisional Measure No. 3/2001 and Deliberations no. 404/2001 and 409/2001 from Comissão de Valores Mobiliários – CVM. Accounting practices adopted in Brazil require the recognition in income of the effects of exchange rate changes during the period in which they occurred. As a result, as of September 30, 2003, stockholders’ equity is overstated by approximately R$97,000 thousand (R$120,000 thousand as of June 30, 2003), and net profit for the quarter and for the nine-month period then ended is understated by approximately R$23,000 thousand and R$61,000 thousand, respectively, net of fiscal effects.

5.

Based on our special review, except for the effects of the matter mentioned in paragraph (4), and for the effects, if any, of the lack of review of the financial statements of the jointly-controlled Lusosider, mentioned in paragraph (3), we are not aware of any material modification that should be made to the quarterly financial information referred to in paragraph (1) above, for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards laid down by CVM (Brazilian Securities Commission), specifically applicable to the preparation of the quarterly information.

6.

As described in note 21 to the quarterly information, as of September 30, 2003, the Company and subsidiaries recorded, as current assets, accounts receivable in the amount of R$120,594 thousand, related to the sale of energy in the Wholesale Electric Energy Market – MAE, based on calculation made and disclosed by MAE and/or on estimates prepared by Management, when MAE information was not available. From this total amount, R$93,751 thousand refer to the sale of energy to concessionaires or permissionaires holding injunctions for the suspension of payment for the transactions. The collection of said amounts depends upon the decision on judicial claims in progress, filed by sector companies, and referring to the interpretation of market regulations in force and the amounts still may be subject to changes. The definitive settlement also depends on the financial capacity of the companies to pay their obligations.

7.

The individual and consolidated balance sheets, as of June 30, 2003, presented for comparative purposes, were reviewed by us, and our report, dated August 1, 2003 included qualification with respect to the deferral of net negative exchange variations for the year 2001 (paragraph 4). The individual and consolidated statements of income for the quarter and the nine-month period ended September 30, 2002, presented for comparative purposes, were reviewed by us, and our report, dated November 13, 2002, contains qualification with respect to the deferral of net negative exchange variations for the first quarter of 1999 and for the year 2001, and the impacts, if any, of the lack of review of the financial information of certain affiliates as of that date, which represented 0.05% of total assets of the Parent Company, and whose equity pick-up represents 2.03% of the loss for the nine-month period ended that date.

8.

Our special review was conducted for the purpose of issuing a report on the quarterly information referred to in paragraph (1), taken as a whole. The Supplementary Information related to the Value-added Statement, presented in note 24, to the Statement of Earnings before Interest, Tax, Depreciation and Amortization (Ebitda) in note 25, and to the Statements of Changes in Financial Position and of Cash Flows presented in Attachment 16.01 to the quarterly information are presented for the purposes of allowing additional analyzes and are not required as part of the basic quarterly financial information. These statements were reviewed according with the review procedures mentioned in paragraph (2), and based on our special review, except for the effects of the matter described in paragraph (4) and in paragraph (3), if any, are fairly stated, in all material respects, in relation to the quarterly information taken as a whole.

Rio de Janeiro, October 31, 2003

DELOITTE TOUCHE TOHMATSU	Marcelo Cavalcanti Almeida
Auditores Independentes	Accountant

(Translation of the report originally issued in Portuguese.
See Note 29 to the financial statements)

FEDERAL PUBLIC SERVICE	CORPORATE LAW
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	DATE - 09/30/2003

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - NAME OF COMPANY COMPANHIA SIDERÚRGICA NACIONAL	3 - TAX PAYER 33.042.730/0001-04

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 -09/30/2003	3 -06/30/2003
1	TOTAL ASSETS	23,388,638	21,572,377
1.01	CURRENT ASSETS	5,014,341	3,974,601
1.01.01	CASH AND BANKS	63,284	32,493
1.01.01.01	BANKS	63,284	32,493
1.01.02	CREDITS	2,062,147	1,743,744
1.01.02.01	TRADE ACCOUNTS RECEIVABLE - DOMESTIC MARKET	677,916	862,476
1.01.02.02	TRADE ACCOUNTS RECEIVABLE - EXPORT MARKET	1,465,333	960,793
1.01.02.03	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(81,102)	(79,525)
1.01.03	INVENTORIES	715,940	647,173
1.01.03.01	FINISHED PRODUCTS	165,645	157,349
1.01.03.02	PRODUCTS IN PROCESS	113,269	134,620
1.01.03.03	RAW MATERIAL	232,297	168,191
1.01.03.04	SPARE PARTS AND MAINTENANCE SUPPLIES	191,929	175,822
1.01.03.05	IMPORTS IN TRANSIT	597	967
1.01.03.06	MATERIALS IN TRANSIT	12,203	10,224
1.01.04	OTHER	2,172,970	1,551,191
1.01.04.01	MARKETABLE SECURITIES	1,555,168	872,399
1.01.04.02	WITHHOLDING INCOME TAX AND SOCIAL CONTRIBUTION TO OFFSET	115,117	112,526
1.01.04.03	DEFERRED INCOME TAX	115,881	131,690
1.01.04.04	DEFERRED SOCIAL CONTRIBUTION	14,349	19,853
1.01.04.05	DIVIDENDS RECEIVABLE	117,219	174,835
1.01.04.06	OTHER	255,236	239,888
1.02	LONG-TERM ASSETS	2,728,507	1,977,531
1.02.01	CREDITS	56,431	55,823
1.02.01.01	COMPULSORY LOANS - ELETROBRÁS	56,431	55,823
1.02.02	CREDITS WITH RELATED PARTIES	1,269,884	593,789
1.02.02.01	AFFILIATES	0	0
1.02.02.02	SUBSIDIARIES	1,269,884	593,789
1.02.02.03	OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,402,192	1,327,919
1.02.03.01	DEFERRED INCOME TAX	264,868	244,766
1.02.03.02	DEFERRED SOCIAL CONTRIBUTION	66,216	61,265
1.02.03.03	JUDICIAL DEPOSITS	473,735	454,317
1.02.03.04	SECURITIES RECEIVABLE	51,564	51,990
1.02.03.05	MARKETABLE SECURITIES	136,153	107,673
1.02.03.06	RECOVERABLE PIS / PASEP	53,781	52,349
1.02.03.07	PREPAID EXPENSES	47,763	31,942
1.02.03.08	INVESTMENT AVAILABLE FOR SALE	245,956	246,917
1.02.03.09	OTHER	62,156	76,700
1.03	PERMANENT ASSETS	15,645,790	15,620,245
1.03.01	INVESTMENTS	2,789,962	2,704,827
1.03.01.01	IN AFFILIATES	0	0
1.03.01.02	IN SUBSIDIARIES	2,789,962	2,704,827
1.03.01.03	OTHER INVESTMENTS	0	0
1.03.02	PROPERTY, PLANT AND EQUIPMENT	12,494,753	12,527,589
1.03.02.01	IN NET OPERATION	11,730,249	11,868,726
1.03.02.02	CONSTRUCTION	648,666	543,580
1.03.02.03	LANDS	115,838	115,283
1.03.03	DEFERRED CHARGES	361,075	387,829

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 -09/30/2003	4 -06/30/2003
2	TOTAL LIABILITIES	23,388,638	21,572,377
2.01	CURRENT LIABILITIES	4,585,096	4,304,915
2.01.01	LOANS AND FINANCING	3,064,927	2,985,362
2.01.02	DEBENTURES	40,266	68,287
2.01.03	SUPPLIERS	520,444	597,284
2.01.04	TAXES AND CONTRIBUTIONS	654,086	401,657
2.01.04.01	SALARIES AND SOCIAL CONTRIBUTIONS	111,005	100,368
2.01.04.02	TAXES PAYABLE	325,030	207,146
2.01.04.03	DEFERRED INCOME TAX	160,332	69,223
2.01.04.04	DEFERRED SOCIAL CONTRIBUTION	57,719	24,920
2.01.05	DIVIDENDS PAYABLE	313	328
2.01.05.01	PROPOSED DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY	313	328
2.01.06	PROVISIONS	8,183	9,358
2.01.06.01	LABOR, CIVIL AND TAX	8,183	9,358
2.01.07	DEBT WITH RELATED PARTIES	0	0
2.01.08	OTHER	296,877	242,639
2.01.08.01	ACCOUNTS PAYBLE- AFFILIATED COMPANY	198,817	169,396
2.01.08.02	DERIVATIVES - PAYABLE ACCOUNTS	0	0
2.01.08.03	OTHER	98,060	73,243
2.02	LONG-TERM LIABILITIES	10,974,186	9,631,242
2.02.01	LOANS AND FINANCING	5,961,073	4,552,279
2.02.02	DEBENTURES	666,550	666,550
2.02.03	PROVISIONS	2,925,718	3,038,067
2.02.03.01	LABOR, CIVIL, FISCAL AND ENVIRONMENTAL	86,219	79,271
2.02.03.02	FOR INCOME TAX IN JUDGE	59,441	59,441
2.02.03.03	FOR SOCIAL CONTRIBUTION IN JUDGE	44,181	31,479
2.02.03.04	OTHER TAX IN JUDGE	237,459	240,305
2.02.03.05	DEFERRED INCOME TAX	1,837,072	1,932,038
2.02.03.06	DEFERRED SOCIAL CONTRIBUTION	661,346	695,533
2.02.04	DEBT WITH RELATED PARTIES	987,603	960,895
2.02.05	OTHER	433,242	413,451
2.02.05.01	PROVISION FOR INVESTMENT DEVALUATION	20,753	15,848
2.02.05.02	OTHER	412,489	397,603
2.03	DEFERRED INCOME	0	0
2.05	STOCKHOLDERS' EQUITY	7,829,356	7,636,220
2.05.01	PAID-IN CAPITAL	1,680,947	1,680,947
2.05.02	CAPITAL RESERVES	10,485	10,485
2.05.03	REVALUATION RESERVES	5,067,206	5,128,243
2.05.03.01	OWN ASSETS	5,067,206	5,128,243
2.05.03.02	SUBSIDIARIES/AFFILIATES	0	0
2.05.04	REVENUE RESERVES	196,449	196,449
2.05.04.01	LEGAL	196,449	196,449
2.05.04.02	STATUTORY	0	0
2.05.04.03	FOR CONTINGENCIES	0	0
2.05.04.04	UNREALIZED INCOME	0	0
2.05.04.05	PROFIT RETENTIONS	0	0
2.05.04.06	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.04.07.01	FOR INVESTMENTS	0	0
2.05.05	RETAINED EARNINGS	874,269	620,096

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2003 TO 09/30/2003	4 - 01/01/2003 TO 09/30/2003	5 -07/01/2002 TO 09/30/2002	6 - 01/01/2002 TO 09/30/2002
3.01	GROSS REVENUE FROM SALES AND SERVICES	1,791,743	5,294,157	1,348,607	3,681,890
3.02	DEDUCTIONS FROM GROSS REVENUE	(236,343)	(795,641)	(175,043)	(567,927)
3.03	NET REVENUE FROM SALES AND SERVICES	1,555,400	4,498,516	1,173,564	3,113,963
3.04	COST OF GOODS AND SERVICES SOLD	(911,096)	(2,466,532)	(588,311)	(1,765,560)
3.04.01	DEPRECIATION, DEPLETION AND AMORTIZATION	(171,475)	(436,204)	(118,672)	(357,544)
3.04.02	OTHER	(739,621)	(2,030,328)	(469,639)	(1,408,016)
3.05	GROSS PROFIT	644,304	2,031,984	585,253	1,348,403
3.06	OPERATING INCOME (EXPENSES)	(384,149)	(893,539)	(1,164,661)	(2,658,328)
3.06.01	SELLING	(69,561)	(165,478)	(56,523)	(151,997)
3.06.01.01	DEPRECIATION AND AMORTIZATION	(1,491)	(4,521)	(1,130)	(3,317)
3.06.01.02	OTHER	(68,070)	(160,957)	(55,393)	(148,680)
3.06.02	GENERAL AND ADMINISTRATIVE	(50,667)	(164,592)	(77,225)	(212,811)
3.06.02.01	DEPRECIATION AND AMORTIZATION	(4,957)	(15,545)	(7,565)	(22,244)
3.06.02.02	OTHER	(45,710)	(149,047)	(69,660)	(190,567)
3.06.03	FINANCIAL	(415,374)	(539,261)	(1,608,762)	(3,084,450)
3.06.03.01	FINANCIAL INCOME	(185,442)	51,512	1,219,158	1,750,823
3.06.03.01.01	FOREIGN EXCHANGE AND MONETARY LOSS, NET	(169,882)	1,049,708	0	0
3.06.03.01.02	FINANCIAL INCOME	(15,560)	(998,196)	1,219,158	1,750,823
3.06.03.02	FINANCIAL EXPENSES	(229,932)	(590,773)	(2,827,920)	(4,835,273)
3.06.03.02.01	FINANCIAL EXPENSES	(229,932)	(590,773)	(324,112)	(706,911)
3.06.03.02.02	FOREIGN EXCHANGE AND MONETARY LOSS, NET	0	0	(2,503,808)	(4,128,362)
3.06.04	OTHER OPERATING INCOME	15,405	21,950	23,541	28,869
3.06.05	OTHER OPERATING EXPENSES	(35,197)	(40,842)	(20,833)	(117,571)
3.06.05.03	OTHER	(35,197)	(40,842)	(20,833)	(117,571)
3.06.06	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATED COMPANIES	171,245	(5,316)	575,141	879,632
3.07	OPERATING INCOME (LOSS)	260,155	1,138,445	(579,408)	(1,309,925)
3.08	NON-OPERATING LOSS	(10,182)	(22,341)	(5,040)	(11,615)
3.08.01	INCOME	3	28	262	1,876
3.08.02	EXPENSES	(10,185)	(22,369)	(5,302)	(13,491)
3.09	INCOME BEFORE TAXES AND PARTICIPATIONS / CONTRIBUTIONS	249,973	1,116,104	(584,448)	(1,321,540)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(35,667)	(31,037)	14,142	39,485
3.11	DEFERRED INCOME TAX	(22,459)	(352,204)	400,760	705,290
3.11.01	DEFERRED INCOME TAX	(14,972)	(254,488)	289,735	521,617
3.11.02	DEFERRED SOCIAL CONTRIBUTION	(7,487)	(97,716)	111,025	183,673
3.12	STATUTORY PARTICIPATIONS / CONTRIBUTIONS	0	0	0	0
3.12.01	PARTICIPATIONS	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON STOCKHOLDERS' EQUITY	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	191,847	732,863	(169,546)	(576,765)
	OUTSTANDING SHARES (THOUSANDS)	71,729,261	71,729,261	71,729,261	71,729,261
	EARNINGS PER SHARE (R$)			0.00267	0.01022
	LOSS PER SHARE (R$)			(0.00236)	(0.00804)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION – ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	CORPORATE LAW Date – 09/30/2003

00403-0 COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 – COMMENTS OF THE COMPANY’S PERFORMANCE FOR THE QUARTER

(In thousands of reais, except as otherwise indicated)

1. OPERATING CONTEXT

Companhia Siderúrgica Nacional ("CSN") is engaged in the production of flat steel products, its main industrial complexes being the Presidente Vargas Steel Mill in the City of Volta Redonda, State of Rio de Janeiro, Southeastern Brazil and the processing unit in the City of Araucaria, State of Paraná.

CSN is engaged in the mining of iron ore, limestone and dolomite in the neighboring State of Minas Gerais to cater for the needs of the Presidente Vargas Mill. Aiming to improve these activities, the Company also maintains strategic investments in railroad transportation and electricity power, ports, among other companies.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

In compliance with the configuration of the Quarterly Information form, the Statements of Changes in Financial Position and Cash Flows of the parent company and consolidated, are presented in the table “Other information that the Company considers as relevant”.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the accounting principles adopted in Brazil, as well as with the accounting standards and pronouncements established by the Brazilian Securities Commission ("CVM") and Brazilian Institute of Accountants – IBRACON.

(a) Income statement

The results of operations are determined on an annual accrual basis. The Company decided to defer the net exchange variation incurred during fiscal year 2001, as detailed in Note 13.

(b) Marketable securities

Securities are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at the lower of the average production/purchase cost and net realization value or replacement cost, except in the case of imports in process, which are stated at their identified cost.

(e) Other current and long-term assets

Other current and long-term assets are stated at their realization value, including, when applicable, yields accrued to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries, jointly owned subsidiary companies and associated companies are recorded by the equity accounting method, plus any amortizable goodwill and discount negative goodwill, if applicable.

The other permanent investments are recorded at acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the Parent Company is presented at market or replacement values, based on appraisal reports (refer to note 12) conducted by independent expert appraisers firms, as permitted by Deliberation No. 288 issued by the Brazilian Securities Commission ("CVM") on December 3, 1998. Depreciation is computed by the straight-line method at the rates shown in the note mentioned above based on the remaining economic useful lives of the assets after revaluation. Iron mines – Casa de Pedra depletion is calculated on the basis of the quantity of iron ore extracted. Interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

(h) Deferred charges

The deferred charges are basically comprised of expenses incurred for development and implantation of projects that should generate a payback to the Company in the next few years, being the amortization applied on a straight-line basis will follow the period foreseen for the economic return on the above projects. The charges also include the net foreign exchange variations related to the year 2001.

(i) Current and long-term liabilities

These are stated at their known or estimated values, when applicable, including accrued charges, monetary and foreign exchange variation incurred through the balance sheet date.

(j) Employees’ Benefit

In accordance with Deliberation No. 371, issued by the Brazilian Securities Commission (“CVM”), of December 13, 2000, the Company decided to record the respective actuarial liabilities as from January 1, 2002, in accordance with the above as mentioned in reported deliberation and based on independent actuaries studies (see note 26 item d).

(k) Income Tax and Social Contribution

Income tax and social contribution on net income are calculated based on their effective tax rates and consider the tax loss absorption limited to 30%, to compute the tax liability. Tax credits are set up as deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences as well as income tax and social contribution on the 2001 deferred exchange variation and other temporary differences

(l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. The swaps operations are recorded based on the operations’ net results, which are booked monthly as for the contractual conditions.

The operations of exchange options are monthly adjusted to market value, whenever the position shows a loss, such loss is recognized as a company obligation in counter entry to the financial result, in accordance with the prudence principle.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements as of September 30 and June 30, 2003 include the following subsidiaries and joint subsidiaries:

	Percentage share of total and voting capital stock (%)
Companies	09/30/2003	06/30/2003	Main Ativities

Fully Consolidated
CSN Cayman	100.00	100.00	Financial Operations and Product Trading
CSN Energy Corp.	100.00	100.00	Participation in other companies throught equity stakes
CSN Export Co.	100.00	100.00	Financial Operations
CSN Iron	100.00	100.00	Financial Operations
CSN Islands Corp.	100.00	100.00	Financial Operations
CSN Islands II Corp.	100.00	100.00	Financial Operations
CSN Islands III Corp.	100.00	100.00	Financial Operations
CSN Islands IV Corp.	100.00	100.00	Financial Operations
CSN Islands V Corp.	100.00	100.00	Financial Operations
CSN Islands VII Corp.	100.00		Financial Operations
CSN Overseas	100.00	100.00	Financial Operations
CSN Steel Corp.	100.00	100.00	Participation in other companies throught equity stakes
CSN Energy I Corp.	100.00	100.00	Participation in other companies throught equity stakes
Cia. Metalic Nordeste	99.99	99.99	Metallurgy
Indústria Nacional de Aços Laminados - Inal S.A.	99.99	99.99	Steel products service center
FEM - Projetos, Construções e Montagem S.A.	99.99	99.99	Assembly and maintenance
CSC - Cia. Siderúrgica do Ceará	99.99	99.99	Steel Making
CSN Panama, S.A.	99.99	99.99	Participation in other companies throught equity stakes
CSN Energia S.A.	99.90	99.90	Trading of eletric power
CSN Participações Energéticas S.A.	99.70	99.70	Participation in other companies throught equity stakes
CSN I S.A.	99.67	99.67	Steel Making

Proportionally consolidated
GalvaSud S.A	51.00	51.00	Steel products service center
Lusosider (1)	50.00	50.00	Steel Making
Sepetiba Tecon S.A (2)	20.00	20.00	Maritime port services

(1) Indirect participation through CSN Steel Corp.
(2) Considering the indirect participation in Sepetiba Tecon S.A., through CSN Panama,S.A., the total participation amounts to 50%.

The financial statements originally prepared in US dollars (CSN Cayman, CSN Energy Corp., CSN Export Co., CSN Iron, S.A., CSN Islands Corp., CSN Islands II Corp., CSN Islands III Corp., CSN Islands IV Corp., CSN Islands V Corp., CSN Island VII Corp., CSN Overseas, CSN Panama, S.A., CSN Steel Corp. e Energy I Corp, ) and in Euros (Lusosider) were converted to Brazilian reais at the exchange rate in effect on September 30, 2003 –R$/US$2.9234 (June 30, 2003 –R$/US$2.8720 and September 30, 2002 – R$/US$3.8949) and EUR/US$ 1.16758 (June, 30 2003 – EUR/US$ 1.15288). The gains / losses originated by this conversion were accounted for in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated. These financial statements were prepared applying the same accounting principles as those applied by the Parent Company.

All intercompany balances and transactions have been eliminated in the presentation of the consolidated financial statements.

The year-end closing dates for the consolidated subsidiaries and jointly owned subsidiaries coincide with those of the parent company, except for Lusosider’s financial Statements which ended on August, 31 2003.

Consistent with the financial statements for the year ended December 31, 2002, the Company did not consolidate the following investees due to the fact that they do not represent any relevant change to the consolidated economic unit.

	Ownership (%)
	09/30/2003 and 06/30/2003
Companies	Total	Voting
Companhia Ferroviária do Nordeste - CFN	32.40	32.40
Ferrovia Centro Atlântica S.A. (FCA)	11.95	11.66
MRS Logística S.A.	32.22	18.72

The consolidated financial statements do not include the subsidiary CSN Aceros, S.A an associated company through the 37.50% interest held by CSN Panama, S.A.

The participation in Itá Energética S.A. (ITASA) is shown as investment available for sale in long-term assets, and, therefore, was not consolidated.

The reconciliation between shareholders’ equity and net income (loss) for the period of the Parent Company and consolidated is as follows:

	Shareholder’s equity		Net Profit/Loss
	09/30/2003	06/30/2003	09/30/2003	09/30/2002
Parent Company	7,829,356	7,636,220	732,863	(575,765)
Elimination of gains on inventories	(29,934)	(41,126)	(16,887)	508
Other adjustments	9	5	9	1,894
Consolidated	7,799,431	7,595,099	715,985	(574,363)

Note 19 only shows changes in the parent company’s stockholders’ equity

5. TRANSACTION WITH RELATED PARTIES

a) Asset

Companies	Accounts Receivable	Financial Aplication	Mutual/Current accounts (1)	Debentures	Dividends Receivable	Advance for future capital	Total

CSN Cayman	1,293,176		242,987				1,536,163
CSN Export Co.	246,743	246,743
CSN Iron
CSN Islands II	58	58
CSN Islands III	58	58
CSN Islands IV	27	27
CSN Islands V	57	57
CSN Islands VII	49	49
CSN Overseas	398		539,906	540,304
CSN Panama	366		486,991	487,357
Fibra		810,424	810,424
Galvasud	54,372	54,372
Inal	25,986	25,986
Metalic	1,135	1,135
MRS Logística	104	104
Others	619		52,339	18,000	117,219	4,594	192,771

Total on 09/30/2003	1,623,148	810,424	1,322,223	18,000	117,219	4,594	3,895,608

Total on06/30/2003	1,247,192	287,156	614,725	18,000	174,835	14,847	2,356,755

b) Liabilities

	Loans and financings						Other operations

Companies	Prepayments	Fixed Rate Notes (2)	Investees Loans	Intercompany Bonds (3)	Swap	Mutual/Current Accounts(1)	Associated Company Inventories	Accounts Payable	Total

CSN Cayman	390,614	106,228					496,842
CSN Export Co.	790,494	790,494
CSN Iron	1,807,392				1,807,392
CSN Islands II	250,128		250,128
CSN Islands III	228,578		228,578
CSN Islands IV	298,681		298,681
CSN Islands V	447,623		447,623
CSN Islands VII	616,391		616,391
CSN Overseas	528,081	178,942	99,305	1,035,065			1,841,393
CSN Panama
Fibra	123,457					123,457
Galvasud	54								54
Inal	23,227							30	23,257
Metalic	408								408
MRS Logística	39,078								39,078
Others	45,127						121,617		166,744

Total on 09/30/2003	1,709,189	2,020,343	99,305	1,807,392	123,457	1,186,420	23,227	161,187	7,130,520

Total on 06/30/2003	938,173	1,371,218	96,307	1,736,304	102,450	1,130,292	23,214	107,758	5,505,716

c) Result

	Income				Expenses

Companies	Revenue from Sales and Services	Interest and Exchange Variation	Others	Total	Revenue from Sales and Services	Interst and Exchange Variation	Others	Total

CSN Cayman	1,081,411	(165,058)		916,353		(42,058)		(42,058)
CSN Export Co.	247,556	(455)		247,101		5,923		5,923
CSN Iron	(246,062)							(246,062)
CSN Islands II	(40,652)							(40,652)
CSN Islands III	(570)							(570)
CSN Islands IV	9,694							9,694
CSN Islands V	19,808							19,808
CSN Islands VII	38,819							38,819
CSN Overseas		(9,325)		(9,325)		(332,317)		(332,317)
CSN Panama		11,584		11,584
Fibra		(222,866)		(222,866)		123,457		123,457
Galvasud	186,056			186,056	2,528			2,528
Inal	347,854			347,854	7,173			7,173
Metalic	9,583			9,583
MRS Logística	124,147							124,147
Others		885	75	960	231,812			231,812

Total on 09/30/2003	1,872,460	(385,235)	75	1,487,300	365,660	(463,958)		(98,298)

Total on 09/30/2002	1,111,358	490,672	143	1,602,173	204,855	2,464,311		2,669,166

CSN Cayman and CSN Iron – Indirect Participation through its subsidiaries Energy Corp. and CSN Panama S.A, respectively.

Others: CFN, FCA, CSC, CSN Foundation, CBS – CSN Employee’s Pension Fund, FEM, Sepetiba Tecon S.A., CSN Energia S.A. and CSN Participações Energéticas S.A.

These operations were carried out under normal market terms and effective legislation for similar operations, being the main ones highlighted below:.

(1) Semester Libor + 3% p.y. – indeterminate maturity – CSN Cayman and CSN Overseas IGPM + 6% p.y – indeterminate maturity – CSN Panama.

(2) Contracts in US$ - Interest of 11% p.y. - maturity 1st tranche: 01/23/2004 and 2nd tranche: 01/29/2004 – CSN Overseas.
                                     - Interest of 9.5%p.y. – maturity: 03/05/2004 – CSN Islands II
                                     - Interest of 9.75%p.y. – maturity: 04/22/2005 – CSN Islands III
                                     - Interest of 6.85%p.y. – maturity: 06/04/2005 – CSN Islands IV
                                     - Interest of 7.875%p.y. – maturity: 07/07/2005 – CSN Islands V
                                     - Interest of 7,3% p.y. – maturity: 09/12/2008 – CSN Island VII

(3) Contracts in US$ - Interest of 9.5% p.y. (1st tranche) and 8.25% p.y. (2nd tranche) - maturity 1st and 2nd tranche: 06/01/2007- CSN Iron

6. MARKETABLE SECURITIES

	Parent Company		Consolidated
	09/30/2003	06/30/2003	09/30/2003	06/30/2003
Short Term
Financial investment fund	1,512,144	818,478	1,587,187	887,494
Investments abroad	12,714	24,492	356,301	361,807
Fixed income investments	30,310	29,429	46,522	32,753
	1,555,168	872,399	1,990,010	1,282,054
Long Term
Fixed income investments and debentures (net of probables losses and with holding income tax)	136,153	107,673	131,621	103,199

	1,691,321	980,072	2,121,631	1,385,253

Company management applies most of the Company’s financial resources in Investment Fund comprised of Brazilian government bonds and fixed income bonds issued in the Brazil, with monetary or foreign exchange variation.

7 ACCOUNTS RECEIVABLE

	Parent Company		Consolidated
	09/30/2003	06/30/2003	09/30/2003	06/30/2003
Domestic market	677,916	862,476	870,935	1,166,288
Subsidiary and Associated Company	82,216	153,129
Other clients	595,700	709,347	870,935	1,166,288

Foreign market	1,465,333	960,793	571,939	346,259
Subsidiary and Associated Company	1,540,932	1,094,063
Other clients	26,720	10,330	571,939	346,259
Exportation Contract Advance	(102,319)	(143,600)

Allowance for doubtful accounts	(81,102)	(79,525)	(95,152)	(94,394)

	2,062,147	1,743,744	1,347,722	1,418,153

8. INVENTORIES

	Parent Company		Consolidated
	09/30/2003	06/30/2003	09/30/2003	06/30/2003
Finished products	165,645	157,349	222,349	222,322
Products in process	113,269	134,620	126,921	146,865
Rawmaterials	232,297	168,191	299,629	233,505
Spare parts and maintenance supplies	191,929	175,822	216,090	202,394
Imports in progress	597	967	3,925	1,528
Others	12,203	10,224	22,323	17,973

	715,940	647,173	891,237	824,587

9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

	Parent Company		Consolidated

	09/30/2003	06/30/2003	09/30/2003	06/30/2003

Current assets
Income tax	115,881	131,690	128,719	148,749
Social contribution	14,349	19,853	18,970	25,994
	130,230	151,543	147,689	174,743
Long-term assets
Income tax	264,868	244,766	292,440	273,156
Social contribution	66,216	61,265	76,111	71,423
	331,084	306,031	368,551	344,579
Current liabilities
Income tax	160,332	69,223	160,999	69,890
Social contribution	57,719	24,920	57,960	25,160
	218,051	94,143	218,959	95,050
Long-term liabilities
Income tax	1,837,072	1,932,038	1,837,239	1,932,371
Social contribution	661,346	695,533	661,406	695,654
	2,498,418	2,627,571	2,498,645	2,628,025

	Parent Company		Consolidated
	09/30/2003	09/30/2002	09/30/2003	09/30/2002
Income statement
Income tax	(254,488)	521,617	(242,420)	540,810
Social contribution	(97,716)	183,673	(93,343)	190,827
	(352,204)	705,290	(335,763)	731,637

The sources of the deferred social contribution and income tax of the Parent Company are shown as follows:

	09/30/2003				06/30/2003
	Income Tax		Social Contribution		Income Tax		Social Contribution
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
Assets
Provision for labor, fiscal and civil contigencies	2,046	21,539	736	7,754	2,340	21,161	842	7,619
Allowance for doubtful accounts	3,992	9,025	1,437	3,249	4,820	8,618	1,735	3,103
Provision for interest on stockholders' equity	9		3		16		6
Provision for losses on marketable securities		31,836		11,461		31,845		11,464
Provision on unsecured liability		5,188		1,868		3,962		1,426
Provision for inventory losses	2,870		1,033		1,350		486
Provision for profit sharing	7,060		2,542		4,435		1,597
Provision for reform and maintance	6,770		2,437		4,058		1,461
Provision for private pension plan		29,321		10,555		26,398		9,503
Taxes under litigation		98,765				91,235
Taxes losses/ Negative basis	91,096	52,336	5,426	27,120	112,906	52,336	12,381	27,120
Other	2,038	16,858	735	4,209	1,765	9,211	1,345	1,030
Total	115,881	264,868	14,349	66,216	131,690	244,766	19,853	61,265
Liabilities
Deferred exchange variation	7,679	25,795	2,765	9,286	15,710	25,794	5,656	9,286
Income tax and social contribution on revaluation reserv	84,391	1,806,436	30,380	650,317	12,546	1,901,402	4,516	684,505
Income tax and social contribution on foreign profit	68,262		24,574		40,967		14,748
Others		4,841		1,743		4,842		1,742
Total	160,332	1,837,072	57,719	661,346	69,223	1,932,038	24,920	695,533

The deferred assets related to income tax losses and social contribution negative basis were set up based on the historical CSN’s profitability and on the consequent expectation of future profitability, which were approved by Company’s Administration Council. These credits are expected to be completely offset in up to 5 years.

In addition to the credits already recorded, the Company has filed a lawsuit related to the "Plano Verão" claiming the financial and fiscal effects related to the inflationary expurgation of Consumer Price Index (“IPC”) of January 1989, in the calculation of corporate income tax (IRPJ) and social contribution ("CSL") (see Note 18c).

Reconciliation between expenses and income of current income tax (“IRPJ”) and social contribution ("CSL") of the parent company and the application of the effective rate on net income (loss) before CSL and IRPJ is as follows:

	09/30/2003		09/30/2002
	IRPJ	CSL	IRPJ	CSL
Net income (Loss) before CSL and IRPJ	1,116,104	1,116,1	(1,321,540)	(1,321,540)
Rate	25%	9%	25%	9%
Total	(279,026)	(100,449)	330,385	118,939
Equity	228	82	234,255	84,332
Fiscal incentives of interest on stockholders' equity			12,500	4,500
Portion reversal of Plano Verão Provision	65,829	48,929
Differential Rate				(1,201)
Provision for earnings from foreign subs	(68,262)	(24,574)	(23,087)	(8,311)
Temporary differences set on deffered			(521,617)	(183,672)
Other addition (writte off) permanent	(19,296)	(6,702)	(3,403)	(4,135)
Parent Company	(300,527)	(82,714)	29,033	10,452
Consolidated	(309,755)	(86,279)	16,692	5,791

10. RECOVERABLE PIS/PASEP

As a result of a favorable final decision by the Federal Supreme Court and on the basis of Federal Senate Resolution no. 49/95 ruling that Decrees no. 2445/88 and no. 2449/88 were unconstitutional, and based on the opinion which was further supported by CSN’s legal counsel, the Company states the amount of this credit in its balance sheet, which includes principal and legal charges.

11. INVESTMENTS
a) Direct participation in subsidiary and associated company

	09/30/2003					06/30/2003
	Number of Shares in thousands			Net Income (loss)	Stockholders' equity		Net Income (loss)	Stockholders' equity
Companies	Common stock	Preferred stock	% Ownership	For the quarter	(unsecurred% liability)	% Ownership	For the quarter	(unsecurred% liability)
Steel and Services
Industria Nacional de Aços Laminados INAL S.A.	285,949,997		99.9979	7,704	284,973	99.9979	5,698	277,268
GalvaSud S.A .	70,655,879		51.00	(5,236)	(4,700)	51.00	7,159	537
Cia. Metalic do Nordeste	39,999,996	4,424,971	99,99	4,222	71,944	99.99	(609)	36,172
CSC - Cia. Siderúrgica do Ceará	1,099,996		99.99	(1)	(4,590)	99.99		(4,588)
FEM - Projetos,Construções e Montagem S.A .	376,336		99.997	(711)	(1,979)	99.997	(397)	(2,636)
CSN I S.A .	600	1,194	99.67		2	99.67		2

Corporative
CSN Overseas		272,950,962	100.00	80,391	953,197	100.00	79,299	858,352
CSN Energy Corp.	200,000,000		100.00	(2,113)	503,222	100.00	2,431	496,307
CSN Export Co.	50,000		100.00	2,238	2,201
CSN Islands Corp.	50,000		100.00		146	100.00		144
CSN Islands II Corp.	50,000		100.00	(1)	(1,745)	100.00		(1,713)
CSN Islands III, S.A .	50,000		100.00	(48)	(564)	100.00	(25)	(508)
CSN Islands IV, S.A .	50,000		100.00	(25)	(70)	100.00	(47)	(44)
CSN Islands V Corp.	50,000		100.00	(157)	(152)
CSN Islands VII Corp.	50,000		100.00	(49)	(46)
CSN Panama, S.A .	16,870	11,411	99,99	28,865	711,568	99,99	34,737	670,990
CSN Steel Corp.	1		100.00	(1,072)	(2,679)	100.00	(1,684)	(1,751)

Energy and infrastructure
MRS Logistica S.A	24,203,843	11,054,581	32.22	66,039	104,961	32.22	111,410	38,654
Sepetiba Tecon S.A .	7,825,384		20.00	(9,620)	(32,660)	20.00	3,465	(23,041)
CSN Energia S.A .	999		99.90	3,482	213,174	99.90	(614)	334,535
CSN Participações Energéticas S.A .	997		99.70		1	99.70		1

b) Investment Movement

	06/30/2003		09/30/2003
Companies	Investment Balance	Balance of (provision for loss)	Addition (writte off)	Equity result(1)	Investment Balance	Balance of (provision for loss)	Net Goodwill(Negative Goodwill)	Consolidated(2)
Steel and Services Industria Nacional de Aços Laminados INAL S.A.	277,264			7,703	284,967		1,112	9,086
GalvaSud S.A .	274			(2,671)		(2,397)
Cia. Metalic do Nordeste	36,168		31,365	4,404	71,937		115,279	115,279
CSC - Cia. Siderúrgica do Ceará		(4,588)		(1)		(4,589)
FEM - Projetos,Construções e Montagem S.A .		(2,636)	1,368	(711)		(1,979)
	313,706	(7,224)	32,733	8,724	356,904	(8,965)	116,391	124,365
Corporative
CSN Overseas	858,354			94,844	953,198
CSN Energy Corp.	496,307			6,915	503,222
CSN Export Co.			3	2,198	2,201
CSN Islands Corp.	144			2	146
CSN Islands II Corp.		(1,713)		(32)		(1,745)
CSN Islands III Corp.		(508)		(56)		(564)
CSN Islands IV Corp.		(44)		(26)		(70)
CSN Islands V Corp.			3	(155)		(152)
CSN Islands VII Corp.			3	(49)		(46)
CSN Panama, S.A .	670,989			40,609	711,598
CSN Steel Corp.		(1,751)		(928)		(2,679)
	2,025,794	(4,016)	9	143,322	2,170,365	(5,256)	-	-
Energy and infrastructure
MRS Logistica S.A	12,456			21,366	33,822
Sepetiba Tecon S.A .		(4,608)		(1,924)		(6,532)
CSN Energia S.A .	233,336		(124,719)	3,862	112,479
CSN Participações Energéticas S.A .	1				1
	245,793	(4,608)	(124,719)	23,304	146,302	(6,532)	-	-
Total	2,585,293	(15,848)	(91,977)	175,350	2,673,571	(20,753)	116,391	124,365

(1)	Do not include Itá energetica’s equity result as shown on note – ITASA

(2)	Do not include the indirect subsidiaries investment balances as shown on note – Goodwill/Negative goodwill and other indirect investments

  GalvaSud

GalvaSud shares were assigned in guarantee of financing contracted by the Company with Unibanco - União de Bancos Brasileiros S.A. and Kreditanstalt Fur Wiederaulfbau.

  ITASA

In 2001, the Board of Directors decided to sell the company’s shareholding in Itá Energética S.A. (ITASA). Considering that there is formal evidence that the sale will occur in the near future, the investment balance was transferred to long term assets, not being part of this note equity accounting any more, although accounted by the same method, as determined by Instruction CVM No 247/96, art. 7°. The assets amounts to R$245,956 as of September 30, 2003 (R$ 246,917 as of June 30, 2003) and the equity result for the quarter ended September 30, 2003, amounts to R$961 (R$47,533 for the semester ended June 30, 2003).

  Metalic

At the CSN Stockholders’ General Meeting, held on September 26, 2002, it was approved the acquisition by the Company of all Metalic Nordeste “Metalic”issued shares. The acquisition was effected on November 27, 2002 for the price of R$108,500 adjusted, as of July 1, 2002, by the General Market Price Index disclosed by Fundação Getúlio Vargas, plus interest of 12% per year, to be paid in 12 monthly and successive installments, as from November 2002.

The goodwill of R$125,759, recorded upon acquisition of the investment is supported by the future rentability of the company’s assets, as Metalic is the only manufacturer of two pieces steel can. By the time it was bought the Company had 5% of the market share. This material is an alternative to aluminum, because of its lower cost and better performance, both for the filling aspect as for lithography. To September 30, 2003, the company amortized R$10,480 of this goodwill, being R$3,144 in the third quarter of 2003.

The Company decided to capitalize Metalic with credits recorded in its accounts receivable , current accounts balances between the two companies and raw material inventories. Such capitalization amounted to R$47,319 in March 2003 and R$31,365 in September, 2003, aggregating R$78,684.

  INAL

On December 30, 2002, as a result of a corporate reorganization process of the Company and its activities for unification of similar activities between INAL and CISA, both CSN controlled companies, the Company sold to its subsidiary CISA - CSN Indústria de Aços Revestidos S.A., the 8,457,189 common shares issued by INAL - Indústria Nacional de Aços Laminados S.A., representing 99.9998% of participation, for the book value of R$141,227.

As of April 30, 2003, in continuing the process mentioned above, the merger of INAL into CISA, was approved, and followed by, the change of corporate name from CISA – CSN Indústria de Aços Revestidos S.A. to INAL – Indústria Nacional de Aços Laminados S.A.

  FCA - CFN - Sepetiba TECON

In April, 2003, CSN and Companhia Vale do Rio Doce – CVRD announced the signing of purchase and sale contracts of equity holdings that, after approval by the creditor banks , will make it possible for the Company and its subsidiaries to hold the full control of Sepetiba TECON and 50% of CFN, whereas CVRD will have full control of Ferrovia Centro Atlântica. In this operation, the Company will disburse the amount of R$80 million for the stake in Sepetiba TECON and CVRD will pay – R$100 million– to transfer the control from CFN to CSN and TAQUARI PARTICIPAÇÕES S.A.

  Lusosider

On June 18, 2003, the Company, through its subsidiary CSN Steel Corp, acquired from Banco Espírito Santo de Investimentos S.A. (BESI) 912,500 shares issued by Lusosider Projectos Siderúrgicos S.A., parent Company of Lusosider Aços Planos S.A., Portuguese laminating company that produces galvanized by immersion and metallic blades, equivalent to 50% of Lusosider total capital, in the amount of EUR 10.84 million (US$11.8 million). This acquisition is part of the internationalization strategy of CSN activities.

  CSN Energia

In the third quarter of 2003, the subsidiary CSN Energia distributed dividends in the amount of R$125.000, in view of the second liquidation of MAE credits.

  Goodwill/Negative goodwill and other indirect investments

In the third quarter 2003, the Company had recorded in the consolidated financial statements the amount of R$60,365 of negative goodwill in indirect investments, being R$58,532 related to the acquisition of Lusosider Projectos Siderurgicos S.A., R$2,074 of Lusosider Aços Planos and R$241 of others. Starting in June 2003, the above mentioned negative goodwill is amortized over a period of up to 3 years in view of the expectation of loss at these inventories.

12. PROPERTY, PLANT AND EQUIPMENT

		Parent Company

		09/30/2003			06/30/2003

	Effective rates for depreciations, depletion and amortization ( % p.a)	Cost	Accumulated depreciation depletion and amortization	Net	Net

Land		115,838		115,838	115,823
Machinery and equipment	5.80	10,162,180	(530,579)	9,631,601	9,752,180
Buildings	4.00	790,024	(18,943)	771,081	776,828
Furnitures and fixtures	10.00	92,651	(78,267)	14,384	15,182
Mines and mineral deposits	1.40	1,236,793	(1,984)	1,234,809	1,236,060
Other asset items	20.00	149,844	(71,470)	78,374	87,936

		12,547,330	(701,243)	11,846,087	11,984,009

Construction in progress		648,666		648,666	543,580

Parent company		13,195,996	(701,243)	12,494,753	12,527,589

Consolidated		13,844,459	(916,653)	12,927,806	12,963,668

At the Extraordinary General Shareholders’ Meeting held December 19, 2002 the stockholders approved, based on paragraphs 15 and 17 of CVM Deliberation no 183, a revaluation report considering the fixed assets of thermical mill – CTE - II, in the City of Volta Redonda, RJ. The report established an increase in the amount of R$508,433 which composes a new amount of R$970,332 for the assets, already net of the depreciation incurred in the first two years of operation.

At the Extraordinary General Shareholders’ Meeting held April 29, 2003 the stockholders approved, based on paragraphs 15 and 17 of CVM Deliberation no183, a revaluation report prepared by Consult – Consultoria, Engenharia e Avaliações S/C Ltda , considering land, equipment, installations and real estate property in the plants of the Presidente Vargas Mill, Itaguaí, Casa de Pedra and Arcos beside the iron ore mine in Casa de Pedra. The report established an increase in the amount of R$4,068,559 which composes a new amount of R$10,769,704 for the assets, already net of the depreciation.

As of September 2003, assets given in guarantee of financial operations amounted to R$2,309,512 (2002- R$1,697,732).

Total depreciation, depletion and amortization until the third quarter 2003 was R$427,897 (2002 – R$339,767), of which R$416,470 (2002 – R$325,174) appropriated to production cost and R$11,427 (2002 – R$14,593) to overhead and administrative expenses (amortization of deferred assets is not included).

The portion of the total depreciation and depletion of the revaluated fixed asset items charged to results for each year is transferred from the revaluation reserve to retained earnings. Until the third quarter, the net amount of income tax and social contribution R$141,406 (2002 – R$77,571).

Construction in progress is mainly represented by a set of investment plans aimed at updating and developing technology to keep the Company competitive, both at the local and international markets. The main plans address environmental protection projects, cost reduction, infrastructure improvement and automation techniques as well as IT. Capitalized financial charges on work in progress until the third quarter 2003 amounted to R$14,338 (2002 – R$19,168).

13. DEFERRED CHARGES

	Parent Company		Consolidated

	09/30/2003	06/30/2003	09/30/2003	06/30/2003

Deferred exchange variation	1,360,636	1,360,636	1,368,644	1,368,644
Information technology projects	153,146	145,944	158,172	150,969
Other projects	176,645	167,872	244,775	236,003

	1,690,427	1,674,452	1,771,591	1,755,616
Accumulated amortization	(1,329,352)	(1,286,623)	(1,357,637)	(1,314,022)

	361,075	387,829	413,954	441,594

The IT projects are represented by automation projects of operating processes that aim at reducing costs and increase the competitiveness of the Company.

The amortization of the IT projects and of other projects untill the third quarter 2003 amounted R$ 30,616 (2002 - R$ 23,713), of wich R$ 21,860 (2002 - R$ 12,492) appropriated to production cost and R$ 8,756 (2002 - R$ 11,221) to overhead and administrative expenses.

Based on Provisional Measure no. 3 of September 26, 2001 and CVM Deliberations no. 404 and 409 of September 27and November 1, 2001, respectively, the Company and its subsidiaries MRS Logística and GalvaSud have chosen to defer the negative net results arising from the adjustment of the amounts of credits and obligations in foreign currency, as a result of the exchange rate variation which took place in that year.

The Company deferred the exchange variation in the amount of R$1,360,636 in September 2001 and until September 2003 amortized R$1,226,739 (R$99,622 in 2003). The balance will be amortized until 2004, the net movement can be shown as follows:

Deferred Exchange Variation in 2001	accumulated depreciation including loan settlement				Amortization Expectation

	2001	2002	2003 (January - September)	Balance to amortize	2003 (October - December)	2004

1,360,636	(615,173)	(511,944)	(99,622)	133,897	30,717	103,180

14. LOANS AND FINANCING

	Parent Company				Consolidated

	09/30/2003		06/30/2003		09/30/2003		06/30/2003

	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term

FOREIGN CURRENCY
Prepayment	535,522	1,439,774	627,711	690,357	214,948	51,159	299,479	80,416
ACC/ACE	425,250		411,072		527,569		554,672
Euronotes	801,780	3,025,955	738,122	2,369,400	587,388	2,283,484	546,218	874,044
Prepayment - Cayman					51,498	38,369	298,095	98,725
Commercial paper					234,947		230,878
BNDES/Finame	156,006	821,479	149,123	839,361	156,006	821,479	149,123	839,361
Financed imports	186,190	280,911	183,101	270,090	209,123	478,362	214,051	448,283
Eximbank - Japan	43,580	125,043	37,481	114,841	43,580	125,043	37,481	114,841
Other	103,360	63,312	96,783	62,077	104,742	63,314	137,525	87,601

	2,251,688	5,756,474	2,243,393	4,346,126	2,129,801	3,861,210	2,467,522	2,543,271

LOCAL CURRENCY
BNDES/Finame	64,159	204,599	68,578	206,153	64,159	204,599	68,578	206,153
Debentures (note 15)	40,266	666,550	68,287	666,550	40,266	666,550	68,287	666,550
Other	52,426		50,900		29,549	97,024	31,443	102,218

	156,851	871,149	187,765	872,703	133,974	968,173	168,308	974,921

Total	2,408,539	6,627,623	2,431,158	5,218,829	2,263,775	4,829,383	2,635,830	3,518,192

SWAP	696,654		622,491		696,654		622,491

Total + Swap	3,105,193	6,627,623	3,053,649	5,218,829	2,960,429	4,829,383	3,258,321	3,518,192

On September 30, 2003, the long-term amortization schedule is shown below:

	Parent Company	Consolidated

2004	207,606	184,496
2005	1,761,654	2,426,766
2006	740,547	695,876
2007	2,041,367	550,718
2008	1,326,841	306,258
2009 to 2024	549,608	665,269

	6,627,623	4,829,383

Interest is applied to the external and domestic loans and financing, debentures and SWAP, at the following annual rates as of September 30, 2003:

	Parent Company	Consolidated

Up to 7%	4,664,364	3,889,341
Between 7,1 to 9%	1,477,798	1,943,701
Between 9,1 to 11%	2,721,725	1,074,793
Above 11%	868,929	881,977

	9,732,816	7,789,812

Breakdown of total debt by currency of origin:

	Parent Company		Consolidated

	09/30/2003	06/30/2003	09/30/2003	06/30/2003

U.S. Dollar	78.55	81.89	72.24	75.87
Yen	8.07	2.64	10.08	3.53
Long-term interest rates - TJLP	2.64	3.32	4.89	5.90
CDI	5.63	6.91	7.03	8.52
Basket of currencies	2.23	1.84	2.79	2.25
Other currencies	2.88	3.40	2.97	3.93

	100.00	100.00	100.00	100.00

The Company carries out derivative operations, in accordance with Note 16, for the purpose of minimizing the risk of relevant oscillation in foreign currency parity.

The guarantees provided for the loans and financing amount to R$5,453,739 on September 30, 2003 (R$4,748,167 on June 30, 2003), and comprise mainly fixed assets items, bank guarantees and promissory notes. This amount does not take into consideration the guarantees provided to subsidiaries, joint subsidiaries and associated companies (see Note 17).

The tabulation below represents funds raised by the company through its subsidiaries over the period

Subsidiary	Description	Amount (US$ millions)	Issued date	Terms (years)	Maturity Date	Interest rate (p.y.)

CSN Islands II Corp.	Notes	85	March/2003	1	March/2004	9.5%
CSN Islands III Corp.	Notes	75	April/2003	2	April/2005	9.75%
CSN Islands IV Corp.	Notes	100	June/2003	1	June/2004	6.85%
CSN Islands V Corp.	Notes	150	June/2003	2	June/2005	7.875%
CSN Export Co.	Securitization of receivables	142	July/2003	7	August/2010	7.28%
CSN Export Co.	Securitization of receivables	125	August/2003	3	August/2006	7%
CSN Islands VII Corp.	Notes	200	September/2003	5	September/2008	10.75%

The funds raised in the operations will be used for working capital, increasing CSN solvency.

15. DEBENTURES

As approved at the Extraordinary Stockholders' General Meeting and at the Administration Council Meeting, held on January 10, 2002 and February 20, 2002, respectively, the Company issued on February 1st, 2002, 69,000 debentures, nominatives and non convertible, with no guarantee or preference, with nominal value of R$10 each. There have been issued 54,000 debentures from the first tranches and 15,000 from the second tranches with a total nominal value of R$ 690,000. However, the credit from negotiation with financial institutions, occurred on March 01, 2002 in the amount of R$699,227. The difference of R$9,277, resulting from the unit price variation between the issued date and the transaction date, is recorded in the stockholders’ equity as capital reserve. The nominal unit value is being monetarily restated, added by the respective remuneration “pro-rata temporis” calculated the first issue was corrected by CDI increased by 2.75% p.y and the second issue by IGPM plus 13.25% interest. The maturity is expected for 02/01/2005 (First tranches) and 02/01/2006 (Second tranches), with the option of advance redemption (total or partial) by the issuer’s.

On September 30, 2003 and June 30, 2003, the Company repurchased 4,396 debentures. comprising 2,345 of the first tranches and 2,051 of the second.

16 . FINANCIAL INSTRUMENTS

General Considerations

The Company’s business includes flat steel products to supply domestic and foreign market and mining of iron ore, limestone and dolomite to supply the Presidente Vargas Mill needs. The main market risk factors that can affect the Company business are shown as follows:

(a) Exchange Rate Risk

Although most of the revenues of the Company are in Brazilian Reais, as of September 30, 2003, R$8,704,816 of the Company’s total debt were denominated in foreign currency. As a consequence, the Company is subject to changes in exchange rates and manages the risk of these rates fluctuations that affects the value in Brazilian Reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps, forward contracts and option contracts with banks, as well as investing of a great part of its cash and funds available in securities remunerated by exchange variation.

The Management’s objective in keeping these instruments is to equal the investment gains on loans resources to the loss on exchange devaluation of Brazilian Real in relation to U.S. Dollar and Yen. These loan resources were invested in short-term applications in Brazilian Reais, which yield interest at the Brazilian market rates.

(b) Credit Risk

The credit risk exposure is managed through the restriction of subsidiaries in derivative instruments to large financial institutions with a high quality of credit. Thus, management believes that the risk of non-compliance by the counterparts is insignificant. The Company does not maintain or issue financial instruments with commercial aims. The selection of clients as well as the diversification of its accounts receivable and the control on sales financing terms by business segment are procedures that the Company adopts to minimize occasioned problems with its commercial partners.

The financial instruments recorded in balance sheet accounts as of September 30, 2003, in which market value differs from the book value, are as follows:

	Book Value	Market Value

Investment and goodwill in jontly owned subsidiary	4,527	939
Loans and financing (short and long-term)	9,732,816	10,192,890

On September 30, 2003 the consolidated position of derivative agreements outstanding were as follows:

Agreement

	Date	Expiration Date	Reference Value	Market Value

Foreign exchange swap	Sundry	10/01/2003 to 01/12/2005	US$ 1,504,400	(R$ 778,330)
"Cap" Interest Options (semestral Libor)	Sundry	12/30/2003 to 12/31/2004	US$ 600,000	-
Exchange options - Buy	05/14/2003	12/01/2003	US$ 200,000	R$ 4,800
Exchange options - Sell	05/14/2003	12/01/2003	US$ 200,000	(R$ 400)
Options SWAP	Sundry	05/02/2005	US$ 49,223	R$ 105,084

(c) Market Value

The amounts presented as “market value” were calculated according to the conditions that were used in local and foreign markets on September 30, 2003, for financial transactions with identical features, such as: volume and term of the transaction and maturity date. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company’s Board of Directors.

17. COLLATERAL SIGNATURE AND GUARANTEES

With respect to its wholly owned and joint subsidiaries, the Company has the following responsibilities – expressed in their original currency - for guarantees provided:

	In Million
Companies	Currency	09/30/2003	06/30/2003	Expiration Date	Conditions

CSN Overseas	US$	230.0	230.0	10/16/2003 to 12/31/2003	Promissory Note/ Garantee of commercial paper operations/ interest hedge
CSN Panama	US$	850.0	850.0	12/30/2003	Garantee for interest hedge operation
CSN Iron	US$	79.3	79.3	06/01/2007	Promissory Note of Eurobond operation
CSN Islands II	US$	85.0	85.0	02/27/2004	Installment of garantee for the CSN emission of Bonds
CSN Islands III	US$	75.0	75.0	04/21/2005	Installment of garantee for the CSN emission of Bonds
CSN Islands IV	US$	100.0	100.0	06/04/2004	Installment of garantee for the CSN emission of Bonds
CSN Islands V	US$	150.0	150.0	07/07/2005	Installment of garantee for the CSN emission of Bonds
CSN Islands VII	US$	200.0		09/12/2008	Installment of garantee for the CSN emission of Bonds
Sepetiba Tecon S.A.	US$	34.9	34.9	09/15/2003 and 06/15/2009	Garantee for equipment acquisition financing
Sepetiba Tecon S.A.	R$	29.3	28.8	12/15/2011 and 01/16/2012	Garantee for financing of 60% of construction work and installations
Cia. Ferroviária do Nordeste (CFN)	R$	18.5	18.5	01/05/2004	Solidary garantee of BBV for working capital purposes
Indústria Nacional de Aços Laminados - Inal S.A.	R$	3.6	3.6	03/15/2006 and 04/15/2006	Garantee for equipment financing
Cia. Metalic Nordeste	R$	4.6	4.8	05/15/2008	Invoices / garantee given to Banco Santos ref. contracts for the financing of equipment
Cia. Metalic Nordeste	R$	7.2	13.6	04/25/2003 to 01/30/2006	Invoices / garantee given to Banco Rural, BEC and ABC Brasil re. working capital contracts
Cia. Metalic Nordeste	R$	22.4	24.3	01/15/2006	Garantee givem to the BNDES for loan contracts for the financial of machinery and equipment
Cia. Metalic Nordeste	US$	21.7	21.7	01/26/2005 to 07/30/2006	Promissory notes/garantee of bill of exchange given to Eximbank and HSBC for loan contracts for machinery and equipment
Galvasud	R$	200.2	199.3	12/15/2003	Garantee for financing of imported and national equipment

18. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving different actions, claims and complaints, as shown below:

	09/30/2003		06/30/2003

	Deposits	Contingent Liabilities	Deposits	Contingent Liabilities

Short Term
Labor		5,864		5,271
Civil		2,138		3,906

Parent Company		8,002		9,177

Consolidated		8,183		9,177

Long Term
Labor	17,187	48,253	16,842	42,355
Civil	2,666	37,564	6,803	36,514
Fiscal	235,502	478,452	212,291	443,773
Income tax	125,271	59,441	125,271	59,441
Social contribution	93,110	44,181	93,110	31,479

Parent Company	473,736	667,891	454,317	613,562

Consolidated	490,588	739,640	469,675	687,707

The contingent liability is recorded in the heading of Provisions (current and long-term) and Taxes Payable.

a) Labor litigation dispute:

As of September 30, 2003, CSN was the defendant in 2,470 labor claims (1,950 claims on june 30, 2003), which required a provision in the amount of R$54,117 (R$47,626 on June 30, 2003). Most of the lawsuits are related to subsidiary responsibility, wages equalization, overtime and additional payment for unhealthy and hazardous activities.

The lawsuits related to subsidiary responsibility represent a great portion of the total labor litigations against the Company and are originated from the non payment by the contracted companies of the employees obligations, which results in CSN inclusion in the lawsuits to honor, at a subsidiary level, the payment of such obligations.

The most recent lawsuits originated from subsidiary responsibility tend to terminate in relation to CSN due to the procedures adopted by the Company in order to inspect and assure the compliance with the wages and social charges payments, by the creation of the Contract Follow-up Centers since 2000.

b) Civil Actions:

These are, mainly, claims for indemnities among the civil judicial processes in, which the Company is involved. Such processes, in general, are originated from work related accident and occupational diseases related to industrial activities of the Company. For all these disputes, as of September 30, 2003 the Company accrued the amount of R$39,702 (R$40,420 as of June 30, 2003)

c) Tax Litigation Dispute:

PIS/COFINS – Law 9,718/99

CSN is questioning the legality of Law 9,718/99, which increases the PIS and COFINS calculation basis, including, the financial revenue of the Company. As provision amounts to R$208,721, as of September 30, 2003 (R$200,277 on June 30, 2003), which includes legal charges.

The Company obtained a favorable sentence in the first stage of appeal and the process is going through compulsory re-examination by the 2nd Regional Federal Court of Appeals. The process has not been judged by the superior courts yet, however, according to the Company’s lawyers, favorable outcome is considered possible.

CPMF

The Company is questioning the CPMF (Provisional Contribution on Financial Activities) taxation since the promulgation of the Constitutional Amendment No. 21/99. The amount of this provision as of September 30, 2003 is R$170,941 (R$150,826 on June 30, 2003), which includes legal charges.

The sentence in the court first instance was favorable and the process is being judged by the 2nd Regional Federal Court of Appeals. However, we emphasize that the most recent precedent by the courts has not been favorable to the taxpayers.

CIDE – Contribution for Intervention in the economic domain

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain over the amounts paid, credited or remitted to beneficiaries that are not permanent residents of the country, as royalties or remuneration of supply contracts, technical assistance, trade mark license agreement and exploration of patents. The Company recorded a judicial deposit in 2002 and its corresponding provision in the amount of R$20,946 on September 30, 2003 (R$20,700 on June 30, 2003), includes legal charges.

The first instance court decision was unfavorable and the process is currently sub – judice in the 2nd Regional Federal Court of Appeals. However, there is not a legal precedent, since the processes about the subject are still very recent. According to the Company’s lawyers, favorable outcome is considered possible.

Educational Salary

The Company discusses the unconstitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from 01.05.89 to 10.16.96. The provision as of September 30, 2003 amounts to R$28,963 (R$27,421 as of June 30, 2003), which include legal charges.

The sentence in the first legal court instance was unfavorable and the process is currently sub – judice in the 2nd Regional Federal Court of Appeals. Recently, the Brazilian Supreme Court judged the subject against the taxpayer, which reduces the favorable outcome expectations in this process.

SAT – Workers’ Compensation Insurance

The Company understands that it must pay the “SAT” at the rate of 1% in all of its establishments, and not 3%, as determined by the current law. The amounts of R$38,074 (R$34,909 as of June 30, 2002) are being accrued as of September 30, 2003, including legal charges.

The sentence in the first legal court instance was unfavorable and the process is currently in TRF of the 2nd Region. Although there was so far no judgment in the Brazilian Supreme Court, according to the Company’s lawyers, favorable outcome is considered possible.

Others

The Company has also set up provisions for numerous legal suits related to FGTS LC 110, Drawback and Additional of Freight for Renewal of the Merchant Navy (AFRMM), in the amount of R$10,807 in September 2003 (R$9,640 on June 30, 2003), which include legal charges.

Income Tax and Social Contribution

The Company claims the recognition of financial and fiscal effects related to the inflationary “expurgation” of the IPC of January 1989, of 51.87%.

In February 2003, the court judged part of the discussion given by the Federal Court of the 1st Region, which recognized CSN right to 42.72% of the tax effects in the computation of the income tax and social contribution related to inflationary expurgation of the 1998 IPC (“Plano Verão”), after deducting the 12.51% of the monetary restatement applied . Consequently, CSN recorded, in the first quarter of 2003, the amount of R$114,759 million as reversal of part of the IR/CSL provision related to this claim.

The Company recorded as of September 30, 2003 and june 30, 2003, R$218,381 of court deposit and a provision of R$103,622.

19. STOCKHOLDERS’ EQUITY

	Paid-in Capital	Reserves	Accumulated Profit/Loss	Stockholder’s equity

BALANCE AT 03/31/2003	1,680,947	3,198,434	434,880	5,314,261
Reavaluation Reserve Realization, net of
income tax and social contribution		(50,232)	50,232
Constituition of revaluation reserve		2,693,114		2,693,114
Declared dividend		(506,139)		(506,139)
Net income for the period			134,984	134,984

BALANCE AT 06/30/2003	1,680,947	5,335,177	620,096	7,636,220

Reavaluation Reserve Realization, net of
income tax and social contribution		(62,326)	62,326
Reversal of provision for write-off of reavalued assets		1,289		1,289
Net income for the period			191,847	191,847

BALANCE AT 09/30/2003	1,680,947	5,274,140	874,269	7,829,356

(a) Capital stock

The Company’s capital stock on September 30, 2003 and June 30, 2003 is comprised of 71,729,261 thousand common shares, all book shares and without par value. Each common share entitles the owner to one vote at the General Meetings of Stockholders.

(b) Revaluation reserve (Parent Company)

This heading covers revaluations of the Company’s fixed assets approved by the Extraordinary General Stockholders’ Meeting held March 31, 1999, December 19, 2002 and April 29, 2003 which were intended for determining adequate amounts for the Company’s fixed assets , in conformity with CVM Deliberation no 288 of December 3, 1998.

Pursuant to the provisions of CVM liberation No. 273 of August 20, 1998, a provision for social contribution and income tax was set up on the balance of revaluation reserve (except land), classified as a long-term liability. .

The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

(c) Capital composition

On September 30, 2003, the main CSN’ stockholders are:

	Stock Quantities

	Common Stocks	%

Vicunha Siderurgia S.A.	33,337,091	46.48%
Caixa Beneficente dos Empregados da CSN - CBS	2,604,922	3.63%
Diversos (ADR - NYSE)	7,781,353	10.85%
Outros acionistas (aprox. 26 mil)	28,005,895	39.04%

Outstanding Stocks	71,729,261	100.00%

(d) Investment Policy and Payment of Interest on Stockholders’ Equity/Dividends

On December 13, 2000, the Board of Directors decided to adopt a policy of profit distribution, which, by observing the provision of law no. 6,404, altered by law no. 9,457/97 implies the distribution of all net profit to the stockholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy of the Company, (ii) compliance with the Company’s obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

20. NET REVENUES AND COST OF PRODUCTS SOLD

	09/30/2003			09/30/2002

	Tons (In thousand)	Net Revenues	Cost of Products Sold	Tons (In thousand)	Net Revenues	Cost of Products Sold

Domestic Market	2,195	2,875,422	1,526,424	2,461	2,130,547	1,198,820
Foreign Market	1,349	1,362,627	807,194	1,086	808,810	463,082

Steel Products	3,544	4,238,049	2,333,618	3,547	2,939,357	1,661,902

Domestic Market		246,852	126,278		168,688	99,491
Foreign Market		13,615	6,636		5,918	4,167

Other Sales		260,467	132,914		174,606	103,658

Parent Company	3,544	4,498,516	2,466,532	3,547	3,113,963	1,765,560

Consolidated	3,533	4,955,783	2,622,272	3,665	3,464,893	1,951,500

21. CONSOLIDATED REVENUES AND INCOME BY SEGMENT OF BUSINESS

The information by business segment is based on the accounting books in accordance with Corporation Law.

The disclosure by business segment followed the concept of IAS14, as suggested by the Brazilian Securities Commission (“CVM”), providing the means to evaluate the performance in all Company’ business segments.

	Consolidated
	Steel and Services	Corporative	Energy and Infrastructure	Total

Net Revenue	4,948,254		7,529	4,955,783
Cost of Products Sold	(2,601,465)		(20,807)	(2,622,272)

Gross Profit	2,346,789	-	(13,278)	2,333,511
Operacional Income and expenses
Sales Expenses	(353,775)		(292)	(354,067)
Administrative Expenses	(161,761)	(30,173)	(3,624)	(195,558)
Others Operations Incomes (expenses)	(24,149)	(369)	(3,212)	(27,730)

	(539,685)	(30,542)	(7,128)	(577,355)
Net Financial Result		(1,386,718)		(1,386,718)
Net Exchange Variation		727,794		727,794
Equity Adjustment	29,263	5,321		34,584

Operating Income (loss)	1,836,367	(684,145)	(20,406)	1,131,816
Non-operating losses	(20,971)		1,174	(19,797)

Income (loss) before income tax and
social contribution	1,815,396	(684,145)	(19,232)	1,112,019
Income Tax and Social Contribution	(635,182)	232,609	6,539	(396,034)

Net Icome (loss)	1,180,214	(451,536)	(12,693)	715,985

MAE

The Company’s subsidiary, CSN Energia, carries a balance receivable in its current assets in respect of the sale and purchase of energy in the Wholesale Electric Energy Market – MAE that, as of September 30, 2003 amounted to R$120,594 (R$313,040 as of June 30, 2003).

Between September 2000 and September 2002, the amount of R$484,185, in for of amounts determined in accordance with statements provided by MAE, was accounted. In October 2002, CSN terminated the energy supply contract with Light and, since then, has been using all exceeding energy for UVP own consumption, as well as for consumption by the Arcos and Casa de Pedra mines. Accordingly, as from October 2002, the amount receivable/payable from/to MAE is immaterial if compared to the amounts recorded up to September 2002.

Up to September 30, 2003, CSN received the amount of R$ 362,572, of which R$91,179 in 2002 and R$271,393 in 2003.

Of the balance receivable as of September 30, 2003, the Company has been negotiating directly with the delinquent agents of R$26,843, related to settlements that took place to July 2003 and don’t expect losses in the realization of such credits

Furthermore, as regards the balance receivable as of September 30, 2003, R$93,751 refer to amounts due by concessionaires and/or by permissionaires holding injunctions for suspending the corresponding payments. The Company’s management understands that it is not necessary to provide for doubtful debts, having in mind the actions that are been taken by the Company and by the sector official entities.

22. FINANCIAL RESULTS/ NET MONETARY AND FOREIGN EXCHANGE VARIATIONS

	Parent Company		Consolidated
	09/30/2003	09/30/2002	09/30/2003	09/30/2002

Financial expenses:
Loans and financing - foreign currency	(87,114)	(168,409)	(100,456)	(252,460)
Loans and financing - Brazilian currency	(185,738)	(49,298)	(205,476)	(55,230)
With subsidiaries	(176,244)	(272,989)	(60,043)
Other financial expenses	(141,677)	(216,215)	(165,384)	(296,534)

	(590,773)	(706,911)	(531,359)	(604,224)

Financial income:
With subsidiaries	21,807	11,558	(981)
Yield on financial applications net of provision for losses	(114,879)	1,005,792	(98,716)	1,065,150
Exchange Swap	(923,433)	1,094,336	(793,622)	1,094,336
Exchange Variation Amortization(CVM 404/01)		(270,167)		(270,167)
Other income	18,309	(90,696)	37,960	(81,173)

	(998,196)	1,750,823	(855,359)	1,808,146

Net financial income	(1,588,969)	1,043,912	(1,386,718)	1,203,922

Monetary Variation
- Assets	8,000	4,663	5,256	1,832
- Liabilities	(38,723)	(20,755)	(42,125)	(56,865)

	(30,723)	(16,092)	(36,869)	(55,033)

Exchange Variation
- Assets	(232,063)	256,964	(154,586)	1,251,784
- Liabilities	1,412,116	(4,082,262)	1,020,873	(4,256,296)
- Amortization of deferred foreign exchange variation	(99,622)	(286,972)	(101,624)	(288,973)

	1,080,431	(4,112,270)	764,663	(3,293,485)

Net monetary and exchange variations	1,049,708	(4,128,362)	727,794	(3,348,518)

23 . NON-OPERATING INCOME (EXPENSES)

On September 30, 2003, the parent company’s non-operating result, amounted to R$18,686 (R$11,615 in 2002), and the consolidated of R$16,136 (R$10,492 in 2002). The most expressive item included in these results is the setting up of a provision for probable loss on investment, mainly related to the write–off of advance for future capital increase of CFN.

24 . VALUE-ADDED (PARENT COMPANY)

	R$ Million
	09/30/2003	09/30/2002

Revenue
Sales of goods, products and services	5,253	3,662
Allowance for doubtful accounts	4	(2)
Non-operating income	(22)	(12)

	5,235	3,648

Input purchased from third parties
Raw material used up	(1,108)	(707)
Cost of products and services	(678)	(486)
Materials, energy, third-party services and others	(230)	(290)

	(2,016)	(1,483)

Gross value-added	3,219	2,165

Retention
Depreciation, amortization and depletion	(456)	(383)

Net produced value-added	2,763	1,782

Value-added transferred
Income from equity stakes	(5)	880
Financial income / Exchange Variation	(1,222)	2,013

	(1,227)	2,893

Total value-added to distribute	1,536	4,675

VALUE-ADDED DESTINATION
Staff and charges	320	317
Taxes, charges and contributions	1,197	(9)
Interest of capital stock	(714)	4,944
Dividends / Interest of capital stock
Retained earnings/(loss) of the period	733	(577)

25. EBITDA

The Company’s EBITDA (gross profit minus selling, general and administrative expenses, plus depreciation and depletion) is as follows:

	R$ millions

	Parent Company		Consolidated

	09/30/2003	09/30/2002	09/30/2003	09/30/2002

Net income	4,499	3,114	4,956	3,465
Cost of products sold	(2,467)	(1,766)	(2,622)	(1,952)

Gross Profit	2,032	1,348	2,334	1,513
Operating expenses (sales, general and administrative)	(330)	(365)	(550)	(573)
Depreciation (Cost of Products sold and operating expenses)	456	383	486	399

EBITDA	2,158	1,366	2,270	1,339

EBITDA-MARGIN %	48.0%	43.9%	45.8%	38.7%

26. EMPLOYEES’ PENSION FUND

(a) Private Pension Administration

The Company is the principal sponsor of the CSN Employees’ Pension Fund ("CBS"), a private non-profit pension fund established in July 1960, the principal objective of which is to pay benefits complementing those of the official social security. CBS congregates CSN employees, of CSN related companies and entity itself, provided they sign the assent agreement.

(b) Characteristics of the Plans

CBS has three benefit plans:

35% of Average Salary Plan

It is a defined benefit plan, which began on 02/01/1966, with the objective of paying retirements (related to length of service, special, invalidity or old-age) on a life long basis, equivalent to 35% of the participant’s salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Official Pension Plan (Previdência Oficial). It also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make 13 contributions per year, being the same number of benefits paid per year. This plan is in process of extinction, becoming inactive on 10/31/1977, when the new benefit plan began.

Supplementary Average Salary Plan

It is a defined benefit plan, which began on 11/01/1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. It became inactive since 12/26/1995, because of the combined supplementary benefits plan creation.

Combined Supplementary Benefits Plan

This plan began in 12/27/1995. It is a mixed plan, being a defined contribution, related to the retirement and a defined benefit, in relation to other benefits (pension, invalidity and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling 13 per year. Upon retirement of the participant, the plan becomes a defined benefit plan and 13 benefits are paid per year.

As of September 30, 2003 and June 30, 2003, the plans are presented as follow:

	09/30/2003	06/30/2003

Members:	19,043	19,239
In activity	7,557	7,689
Retired employees	11,486	11,550

Distribution of members by benefit plan:
35% of Average Salary Plan	6,108	6,171
Active	42	44
Retired employees	6,066	6,127

Supplementary Average Salary Plan	5,595	5,698
Active	453	548
Retired employees	5,142	5,150

Combined Supplementary Benefits Plan	7,340	7,370
Active	7,062	7,097
Retired employees	278	273

Linked beneficiaries:	5,414	5,329
35% of average salary plan	4,256	4,193
Supplementary average salary plan	1,120	1,106
Combined supplementary benefits plan	38	30

Total of Members / Beneficiaries:	24,457	24,568

(c) Insufficiency of Reserve Equalization

On January 25, 1996, the Supplementary Social Security Secretariat – SPC (Secretaria de Previdencia Complementar), through letter no. 55 SPC/CGOF/COJ approved a proposal to equalize the insufficiency of reserves based on value determined on September 30, 1995, monetarily update to December 31, 1995.

Through letter no. 1555/SPC/GAB/COA, of August 22, 2002, confirmed by letter no. 1598/SPC/GAB/COA of August 28, 2002 new proposal was approved for refinancing of reserves to amortize, the sponsors’ responsibility in the amount of R$725,820, in 240 monthly and successive installments being the 1st to 12 th installments due in the amount of R$958 and from 13th on R$3,133, monetarily indexed (INPC + 6% p.y.), starting June 28, 2002. The contract also foresees the installments anticipation in case of cash necessity in defined benefit plan and the transfer of occasioned deficits/superavits for which the sponsors are responsible to the updated debtor balance, so as to preserve the plans’ balance without exceeding the maximum period of amortization.

(d) Actuarial Liabilities

As provided by CVM Deliberation No. 371, of December 13, 2000, approving the NPC 26 of IBRACON – “Employee’s Benefit Accounting” that established new calculation and disclosure accounting practices, the management of the Company, with its external actuaries, determined the effects of this new practice.

Actuarial Liability Recognition

The Administration decided to recognize the actuarial liability adjustment in the results for the period of five years, as from January 1, 2002, being appropriated to the third quarter of 2003 the amount of R$51,287, in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON and CVM Deliberation No. 371/2000, which, added to related contribution private pension fund outlay, totaled R$84,921.

The amortizing contribution is related to the part of the participants in the determination of to settle the reserve insufficiency, was deduced by the present value of the total actuarial obligations of the respective plans. Some participants are challenging in court this amortizing contribution; but the Company based on its legal and actuarial advisors, understands that the amortizing contribution was approved by Supplementary Social Security Secretariat “Secretaria da Previdência Complementar - SPC”, and as such the contribution is due by those participants.

In the case of the Millennium Plan (Combined Supplementary Benefit Plan) of defined contribution, where there is a net actuarial asset, and in which the sponsor contributions are the same as the participants’ contribution, our actuarial advisors understand that 50% of the net actuarial asset could be used for reduction of the sponsor’s contribution. Thus, the sponsor chose to recognize 50% of this asset on its books in the amount of R$2,910 in 2003.

Main actuarial assumptions adopted in the actuarial liability calculation

Methodology Used	Unit Methods of Projects Credits

Rate for discount of actuarial obligation	13.4% p.y (8% real and 5% inflation)
Rate of expected yield on plan assets	13.4% p.y (8% real and 5% inflation)
Index for estimated salary increase	INPC + 1% (6.05%)
Index for the increase in estimated benefits	INPC + 0% (5.00%)
Long term estimate rate of inflation	INPC + 0% (5.00%)
Biometrical mortality table	UP84 with 3-year aggravation and segregated by sex
Biometrical invalidity table	Mercer Table for entering invalidity
Rate of expected rotation	1% p.y
Probability of entering retirement	The first time the participant qualifies for a benefit

CSN do not have obligations on other after-employees benefit.

27. BUSINESS INTERNATIONALIZATION

In accordance with CSN’s international business development strategy, CSN have been acquiring assets in North America and Europe.

a) North America

CSN LLC: CSN Indirect associated company, through CSN subsidiary Panama S.A., which holds shares of Tangua Incorporated (according to note 28b) that through CSN Partner and CSN Holding owns 100% of CSN LLC shares.

CSN LLC was formed in 2001 with assets and liabilities of the wound up company Heartland Steel Inc., located in Terre Haute, state of Indiana and is a complex comprising cold rolling, hot coil seraping line and galvanization line.

b) Europe

Lusosider: Indirect associated company through the subsidiary CSN Steel S.A., which holds 50% of Lusosider Projectos Siderurgicos S.A., company that holds 100% of Lusosider Aços Planos

Lusosider Aços Planos was formed in 1996, providing continuity to Siderurgica Nacional – Empresa de Produtos Planos S.A., privatized by the Portuguese government in that year. The company is located in Seixal, Portugal, and is composed of a galvanization line and tin plates.

28.SUBSEQUENT EVENTS

a)Offering :

In October, 2003 the company through its subsidiary Island VII Corp. issued notes in the amount of U$75 million. The transaction maturing in 5 years has coupon of 10.75% p.a.and the funds raised in this transaction will be used as working capital increasing the liquidity of the company

b) Tangua and CSN LLC

On October 13, 2003 CSN through its subsidiary CSN Panama S.A. increased the capital of Tangua Incorporated, by capitalizing accounts receivables aggregating US$ 175 million, becoming the holder of 100% of the shares. Tangua’s Incorporated through its controlled companies CSN LLC Holding and CSN LLC Partner, is the holder of all shares of CSN LLC, as approved on October 6, 2003 by the Federal Trade Commission, the U.S. regulatory agency.

c) Commercial Papers

In October, 2003, the company through its subsidiary CSN Overseas, completed the financial operations of US Commercial Papers, started in 2001, in the amount of US$ 20 and US$ 60 millions. These operations had a cost of approximately 4.35% and 2% p.a. respectively.

d) Debentures

In October 21, 2003, the company’s Administration Council approved the issuance Os debentures and their placement in the internal market in the amount of R$400 million at a date to be defined, comprising 40 thousand debentures with a unit nominal value of R$ 10 thousand. The debentures (one series only, nominative and non-convertible), mature in 3 years.

29. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The accompanying financial statements have been prepared on the basis of accounting practices laid down by the Corporate Law in Brazil.

Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform to generally accept accounting principles in other countries.

Highlights

	Parent Company					Consolidated

	3Q		2Q	YTD		3Q		2Q	YTD

	2003	2002	2003	2003	2002	2003	2002	2003	2003	2002

Crude Steel Production (000 tons)	1,360	1,276	1,336	3,968	3,789	1,360	1,276	1,336	3,968	3,789
Sales Volume (000 tons)	1,272	1,151	1,189	3,544	3,547	1,320	1,221	1,122	3,533	3,665
Domestic Market	627	700	837	2,195	2,461	654	758	753	2,137	2,544
Export Market	645	451	352	1,349	1,086	666	463	368	1,396	1,122
Steel Production	1,152	961	1,234	1,196	829	1,266	993	1,337	1,314	871
Net Revenue (R$/t)
Financial Data (R$ millions)
Net Revenue	1,555	1,174	1,551	4,499	3,114	1,782	1,320	1,588	4,956	3,465
Gross Profit	644	585	695	2,032	1,348	768	674	744	2,334	1,513
EBITDA[1]	702	579	739	2,158	1,367	747	526	735	2,270	1,339
Net Income (Loss)	192	(170)	135	733	(577)	203	(167)	116	716	(574)

	Sep/03	Jun/03	Mar/03

Consolidated Net Debt R$ MM	5,483	5,328	4,586

Production and Production Costs

In 3Q03, crude steel output reached 1,360 thousand tons while rolled finished product volume stood at 1,243 thousand tons (production measured at the continuous caster for crude steel and at the hot strip mill for rolled finished product - volume differs slightly from inventory deposits due to normal process losses), 7% and 8% increases, respectively, compared to the same period last year. This elevation in the production is still reflex of reforms in the AF#3 and LTQ#2, accomplished at the end of 2001

CSN is already operating at an annual pace of approximately 5.8 million tons of molten steel.

  Production Costs

Production costs (per unit and total) were higher in 3Q03, mainly due to the following factors: 1) raw material – consumption of 42.7 thousand tons of hot rolled coils purchased to leverage sales volume; greater consumption and price of purchased coke; and in a lower amount, the increase of scrap consumption and price; 2) general production costs – tariff´s readjustments and higher prices for products and services purchased. In addition, the Steelworks and the Thermoelectric Power Plant asset revaluations in April 2003 and December 2002, respectively, caused depreciation costs to rise R$50 million.

In the 3Q03 and in the nine months, higher costs were also due to the impact of higher average foreign exchange rate on imported or US Dollar-linked raw materials.

Sales

Sales volume of finished and slabs products reached 1.3 million tons in the quarter, a 6% increase compared to the same period last year. In the first nine months, 3.5 millions tons were sold, a 4% decline.

Sales in the domestic market declined 14% and represented 50% of 3Q03 sales, against 63% in the prior year period. In the nine months, domestic sales represented 61% of total sales, compared to 69% in the same period of 2002.

The decrease in domestic market sales as a percentage of total sales in the period is a consequence of the lower level of Brazilian economic activity as well as the lower prices from competitors, mainly affecting the distribution and construction segments. On the other hand, exports rose 44% in 3Q03, mainly from sales to Asia, where demand has significantly increased and accounted for nearly 40% of non-coated product exports.In the nine months, export sales increased 24%. Asia represented almost 60% of exports, whereas a decrease occurred in the Mexican and North-American markets. CSN discontinued slab sales to Mexico, and sales to the US market dropped 84% due to barriers imposed by the “Section 201” safeguard measures,pursuant to which quotas or tariffs were imposed on steel imports, and better prices in the Asian continent.

Higher value-added galvanized steel and tin mill products represented 38% of total volume sold, compared to 35% registered in 3Q02.

Operating Results

  Net Revenue, Cost of Goods Sold and Gross Margin

Consolidated net revenue grew 35% compared to the same period last year, totaling R$1,782 million in 3Q03. This result is mainly a reflection of higher export volume, as well as higher prices implemented since the second half of 2002 and, to a lesser extent, improvement in the product mix. This improvement was partly offset by a less favorable market mix, since exports were higher than domestic sales during a period of stronger local currency.

In the nine months, due to the same reasons, net revenue growth was 43% higher. Domestic sales as a percentage of total net revenues was 66%, against 73% in 2002.

The cost of goods sold (COGS) totaled R$1,014 million in 3Q03, a 57% increase in relation to 3Q02. As previously described in ‘Production and Production Costs’, this hike was also impacted by the consumption of hot rolled coils, greater consumption of purchased coke and scrap and the asset revaluation.

In the first nine months of 2003, COGS rose 34% compared to the same period in 2002, for essentially the same reasons. Additionally, costs were impacted by a higher average foreign exchange rate on imported or US Dollar-linked raw materials.

Gross margin fell by 8 percentage points in the quarter from 51% in 3Q02 to 43% in 3Q03. This reduction was mainly caused by the increase in COGS and by the deterioration in market mix in this quarter..

For the nine months, gross margin rose from 44% to 47%, a 3 percentage points improvement, reflecting the year-to-year increase in net revenues.

  Selling General and Administrative Expenses

In 3Q03, selling, general and administrative expenses excluding depreciation were R$202 million, a decline of 25%. This drop is mainly a consequence of the provision in 3Q02 of an allowance related to sales of electricity in the Wholesale Energy Market (MAE). In the nine months, these expenses fell 4% to R$523 million, reflecting the provision mentioned above and lower administrative expenses as a result of the change in allocation of some expenses, amounting to R$32 million, from administrative expenses to production costs, which were partially offset by R$91 million of higher freight expenses due to the higher export volume.

  EBITDA

In the third quarter, EBITDA grew 42% to R$747 million in 3Q03 compared to 3Q02. This growth is mainly explained by the rise in average prices and higher volume sold. EBITDA margin (EBITDA divided by net revenue) rose from 40% to 42%. In the nine months, EBITDA reached R$2,270 million, 70% higher than the R$1,339 million registered in the same period of 2002 and almost at the same level of the full year 2002 of R$2,276 million. EBITDA margin was 46%, or 7 percentage points higher than 2002’s 39% margin.

  Other operating income/expense

In 3Q03, the Company booked a net other operating expense of R$22 million, compared to the R$9 million booked in 3Q02, due to lower provisions for contingencies in that quarter. In the nine months, expenses declined from R$96 million to R$28 million, partially due to the reversal in the first quarter of 2003 of a provision related to Itasa’s liabilities with MAE.

  Financial Result

Financial results (comprised of financial income and expense as well as net foreign exchange gains and losses excluding amortization of the deferred of foreign exchange variation losses) in 3Q03 were a net expense of R$242 million. The low nominal cost of gross debt denominated in US Dollars, along with the net exchange variation effect and the result obtained with hedging instruments, resulted in consolidated net debt cost in Reais of around 15% per annum in the 3Q03, or 64% of the CDI (Brazilian Interbank Deposit Rate) –annualized. This percentage is in line with the Company’s expectation of around 60% of the CDI. In the nine months, an expense of R$557 million was recorded. Net debt cost was 11% per annum, or 45% of CDI, thus below the annual expectations of the Company.

Deferred Foreign Exchange Losses: Regarding the foreign exchange deferral in 2001, the Company amortized R$102 million in the nine months, compared to R$559 million in the same periods of the past year. During the 4Q03 an additional R$30 million will be amortized. In 2004, the remaining balance of R$103 million will be amortized.

  Equity interest

Equity interest in the results of affiliates amounted to a positive R$24 million in 3Q03 versus a negative R$4 million in 3Q02. This result is due to the positive result from MRS in the period. For the same reason, in the nine months, the equity in results totaled R$35 million.

  Income and Social Contribution Tax

CSN registered an income and social contribution tax expense of R$70 million in the 3Q03 and a credit of R$432 million in 3Q02. Year to date figures in 2003 were an expense of R$396 million, compared to a credit of R$ 754 million last year. For both periods, the variation is a consequence of the higher operating results in 2003 and the strong foreign exchange devaluation in 2002.

  Net Income

Consolidated net income in 3Q03 was R$203 million against a loss of R$ 167 million in 3Q02 and a loss of R$ 116 million in the previous quarter. In 2003, net income totaled R$ 716 million, compared to a loss of R$574 million in the same period of last year.

Consolidated Net Debt

As of September 30, 2003, the Company’s net debt amounted to R$5,483 million, a R$155 million increase in relation to June 30, 2003. Gross debt rose approximately R$1 billion in the quarter mainly due to new funding such as the securitization of receivables in July and August.

Consolidated cash balance totaled R$2,307 million, an increase driven by new funding, by the EBITDA of R$747 million and by the inflow of R$142 million from MAE. This growth was partially offset by capital expenditures (including the retirement of debt owed by the parent of CSN, LLC, thus permitting the acquisition of CSN LLC in the fourth quarter) and working capital needs.

There was a significant improvement in the debt profile with short-term debt currently comprising 38% of total debt, compared to 48% in the previous quarter. The main portions of short-term debt are trade related facilities (42%), Notes issued in the beginning of 2003 (20%) and others. Net Indebtedness is currently at 1.8x annualized EBITDA. The Company expects to reduce this ratio to 1.5x/1.6x by the end of 2003.

Capital Expenditures

In the nine months, capital expenditures in the parent company reached R$233 million and were invested mainly in 3Q03 in the galvanization, galvalume and pre-painted unit of CSN Paraná. Additionally, investments in projects related to the maintenance of operating and technological excellence at the Presidente Vargas Mill (UPV) were made. There was also the incorporation of CISA’s plant that increased R$514 million in the parent company PP&E.

SALES VOLUME
Consolidated - thousand of tons

	3Q03	2Q03	3Q02	2002	2003

DOMESTIC MARKET	654	753	758	2,544	2,137

Hot rolled	214	282	253	964	741
Cold rolled	152	155	166	584	487
Galvanized	122	143	166	480	394
Tim mill products	152	157	162	481	471
Slabs	13	18	11	34	44

EXPORT MARKET	666	368	463	1,122	1,396

Hot rolled	278	158	155	280	534
Cold rolled	51	25	29	78	98
Galvanized	107	16	83	93	181
Tim mill products	120	112	99	245	297
Slabs	109	58	97	425	287

TOTAL	1,320	1,122	1,221	3,665	3,533

Hot rolled	492	440	408	1,244	1,275
Cold rolled	203	179	195	662	585
Galvanized	229	158	249	573	575
Tim mill products	272	268	261	726	768
Slabs	123	75	108	459	330

SALES VOLUME
Parent Company - thousands of tons

	3Q03	2Q03	3Q02	2002	2003

DOMESTIC MARKET	627	837	700	2,461	2,195

Hot rolled	203	306	244	936	756
Cold rolled	153	188	180	601	522
Galvanized	118	162	109	411	408
Tim mill products	139	164	156	479	467
Slabs	13	17	11	34	43

EXPORT MARKET	645	352	451	1,086	1,349

Hot rolled	297	158	155	278	552
Cold rolled	43	9	29	46	73
Galvanized	84	21	74	92	156
Tim mill products	111	112	96	245	287
Slabs	109	52	97	425	281

TOTAL	1,272	1,189	1,151	3,547	3,544

Hot rolled	500	464	399	1,214	1,308
Cold rolled	197	197	209	646	595
Galvanized	202	183	183	503	564
Tim mill products	251	276	252	725	754
Slabs	123	69	108	459	324

NET SALES PER UNIT
Consolidated - In R$/ton

	3Q03	2Q03	3Q02	2002	2003

TOTAL	1,266	1,337	993	871	1,314

Hot rolled	959	1,029	750	663	1,001
Cold rolled	1,309	1,323	881	838	1,302
Galvanized	1,564	1,676	1,246	1,192	1,631
Tim mill products	1,790	1,828	1,350	1,250	1,840
Slabs	710	715	774	475	768

NET SALES PER UNIT
Parent Company - In R$/ton

	3Q03	2Q03	3Q02	2002	2003

TOTAL	1,152	1,234	961	832	1,196

Hot rolled	875	958	717	636	914
Cold rolled	1,161	1,127	871	786	1,147
Galvanized	1,468	1,594	1,242	1,156	1,528
Tim mill products	1,702	1,698	1,346	1,211	1,700
Slabs	619	583	666	435	672

CAPITAL EXPENDITURES (FIXED AND DEFERRED)
Parent Company - in millions of

	3Q03	2Q03	3Q02	2002	2003

Tecnological improvements	13	7	20	39	24
Environmental	4	2	15	41	21
CSN Parana	40	27	-	-	71
Deferred	16	20	10	29	39
Other*	75	7	77	122	78

TOTAL	148	63	122	231	233

*general maintenance, spare parts, logistics, information technology, etc.

(Translation of the report originally issued in Portuguese.
See Note 29 to the financial statements)

FEDERAL PUBLIC SERVICE	CORPORATE LAW
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	DATE - 09/30/2003

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - NAME OF COMPANY COMPANHIA SIDERÚRGICA NACIONAL	3 - TAX PAYER 33.042.730/0001-04

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 -09/30/2003	4 -06/30/2003
1	TOTAL ASSETS	20,507,226	19,148,994
1.01	CURRENT ASSETS	4,997,798	4,197,045
1.01.01	CASH AND BANKS	185,542	63,387
1.01.01.01	BANKS	185,542	63,387
1.01.02	CREDITS	1,347,722	1,418,153
1.01.02.01	TRADE ACCOUNTS RECEIVABLE - DOMESTIC MARKET	870,935	1,166,288
1.01.02.02	TRADE ACCOUNTS RECEIVABLE - EXPORT MARKET	571,939	346,259
1.01.02.03	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(95,152)	(94,394)
1.01.03	INVENTORIES	891,237	824,587
1.01.03.01	FINISHED PRODUCTS	222,349	222,322
1.01.03.02	PRODUCTS IN PROCESS	126,921	146,865
1.01.03.03	RAW MATERIAL	299,629	233,505
1.01.03.04	SPARE PARTS AND MAINTENANCE SUPPLIES	216,090	202,394
1.01.03.05	IMPORTS IN TRANSIT	3,925	1,528
1.01.03.06	MATERIALS IN TRANSIT	22,323	17,973
1.01.04	OTHER	2,573,297	1,890,918
1.01.04.01	MARKETABLE SECURITIES	1,990,010	1,282,054
1.01.04.02	WITHHOLDING INCOME TAX AND SOCIAL CONTRIBUTION TO OFFSET	117,658	115,559
1.01.04.03	DEFERRED INCOME TAX	128,719	148,749
1.01.04.04	DEFERRED SOCIAL CONTRIBUTION	18,970	25,994
1.01.04.06	OTHER	317,940	318,562
1.02	LONG-TERM ASSETS	2,069,878	1,472,297
1.02.01	CREDITS	56,773	56,164
1.02.01.01	COMPULSORY LOANS - ELETROBRÁS	56,773	56,164
1.02.02	CREDITS WITH RELATED PARTIES	0	0
1.02.02.01	AFFILIATES	0	0
1.02.02.02	SUBSIDIARIES	0	0
1.02.02.03	OTHER RELATED PARTIES	0	0
1.02.03	OTHER	2,013,105	1,416,133
1.02.03.01	DEFERRED INCOME TAX	292,440	273,156
1.02.03.02	DEFERRED SOCIAL CONTRIBUTION	76,111	71,423
1.02.03.03	JUDICIAL DEPOSITS	490,588	469,675
1.02.03.04	SECURITIES RECEIVABLE	563,252	52,085
1.02.03.05	RECOVERABLE PIS / PASEP	53,781	52,349
1.02.03.06	PREPAID EXPENSES	69,138	47,703
1.02.03.07	INVESTMENT AVAILABLE FOR SALE	245,956	251,238
1.02.03.08	MARKETABLE SECURITIES	131,621	103,199
1.02.03.09	OTHER	90,218	95,305
1.03	PERMANENT ASSETS	13,439,550	13,479,652
1.03.01	INVESTMENTS	97,790	74,390
1.03.01.01	IN AFFILIATES	0	0
1.03.01.02	IN SUBSIDIARIES	97,790	74,390
1.03.01.03	OTHER INVESTMENTS	0	0
1.03.02	PROPERTY, PLANT AND EQUIPMENT	12,927,806	12,963,668
1.03.02.01	IN NET OPERATION	12,145,863	12,291,604
1.03.02.02	CONSTRUCTION	655,469	548,958
1.03.02.03	LANDS	126,474	123,106
1.03.03	DEFERRED CHARGES	413,954	441,594

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 -09/30/2003	4 -06/30/2003
2	TOTAL LIABILITIES	20,507,226	19,148,994
2.01	CURRENT LIABILITIES	4,412,376	4,506,081
2.01.01	LOANS AND FINANCING	2,920,163	3,190,034
2.01.02	DEBENTURES	40,266	68,287
2.01.03	SUPPLIERS	586,148	679,754
2.01.04	TAXES AND CONTRIBUTIONS	680,400	424,376
2.01.04.01	SALARIES AND SOCIAL CONTRIBUTIONS	120,086	108,588
2.01.04.02	TAXES PAYABLE	341,355	220,738
2.01.04.03	DEFERRED INCOME TAX	160,999	69,890
2.01.04.04	DEFERRED SOCIAL CONTRIBUTION	57,960	25,160
2.01.05	DIVIDENDS PAYABLE	313	328
2.01.05.01	DELIBERATED INTEREST ON STOCKHOLDERS' EQUITY	0	0
2.01.05.02	PROPOSED DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY	313	328
2.01.06	PROVISIONS	8,183	9,358
2.01.06.01	LABOR, CIVIL AND FISCAL	8,183	9,358
2.01.07	DEBT WITH RELATED PARTIES	0	0
2.01.08	OTHER	176,903	133,944
2.01.08.01	DERIVATIVES -PAYBLE ACCOUNTS	0	0
2.01.08.02	OTHER	176,903	133,944
2.02	LONG-TERM LIABILITIES	8,295,419	7,047,814
2.02.01	LOANS AND FINANCING	4,162,833	2,851,642
2.02.01.01	LOANS AND FINANCING	4,162,833	2,851,642
2.02.02	DEBENTURES	666,550	666,550
2.02.03	PROVISIONS	2,996,129	3,105,514
2.02.03.01	LABOR, CIVIL AND FISCAL	156,403	146,264
2.02.03.02	FOR INCOME TAX IN JUDGE	59,441	59,441
2.02.03.03	FOR SOCIAL CONTRIBUTION IN JUDGE	44,181	31,479
2.02.03.04	OTHER TAX IN JUDGE	237,459	240,305
2.02.03.05	DEFERRED INCOME TAX	1,837,239	1,932,371
2.02.03.06	DEFERRED SOCIAL CONTRIBUTION	661,406	695,654
2.02.04	DEBT WITH AFFILIATES	0	0
2.02.05	OTHER	469,907	424,108
2.02.05.01	PROVISION FOR INVESTMENT DEVALUATION	0	0
2.02.05.02	OTHER II	469,907	424,108
2.03	DEFERRED INCOME	0	0
2.04	MINORITY INTEREST	0	0
2.05	STOCKHOLDERS' EQUITY	7,799,431	7,595,099
2.05.01	PAID-IN CAPITAL	1,680,947	1,680,947
2.05.01.01	COMMON STOCKS	0	0
2.05.02	CAPITAL RESERVES	10,485	10,485
2.05.03	REVALUATION RESERVES	5,067,206	5,128,243
2.05.03.01	OWN ASSETS	5,067,206	5,128,243
2.05.03.02	SUBSIDIARIES/AFFILIATES	0	0
2.05.04	REVENUE RESERVES	196,449	196,449
2.05.04.01	LEGAL	196,449	196,449
2.05.04.02	STATUTORY	0	0
2.05.04.03	FOR CONTINGENCIES	0	0
2.05.04.04	UNREALIZED INCOME	0	0
2.05.04.05	PROFIT RETENTIONS	0	0
2.05.04.06	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.04.07.01	FOR INVESTMENTS	0	0
2.05.05	RETAINED EARNINGS (LOSSES)	844,344	578,975

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2003 TO 09/30/2003	4 - 01/01/2003 TO 09/30/2003	5 - 07/01/2002 TO 09/30/2002	6 - 01/01/2002 TO 09/30/2002
3.01	GROSS REVENUE FROM SALES AND SERVICES	2,066,634	5,898,369	1,539,745	4,131,978
3.02	DEDUCTIONS FROM GROSS REVENUE	(284,460)	(942,586)	(219,361)	(667,085)
3.03	NET REVENUE FROM SALES AND SERVICES	1,782,174	4,955,783	1,320,384	3,464,893
3.04	COST OF GOODS AND SERVICES SOLD	(1,013,827)	(2,622,272)	(646,148)	(1,951,500)
3.05	GROSS PROFIT	768,347	2,333,511	674,236	1,513,393
3.06	OPERATING INCOME (EXPENSES)	(485,364)	(1,201,695)	(1,268,338)	(2,831,384)
3.06.01	SELLING	(150,376)	(354,067)	(190,754)	(334,264)
3.06.02	GENERAL AND ADMINISTRATIVE	(61,226)	(195,558)	(89,261)	(239,112)
3.06.03	FINANCIAL	(275,100)	(658,924)	(975,151)	(2,144,596)
3.06.03.01	FINANCIAL INCOME	(78,978)	(127,565)	1,264,481	1,808,146
3.06.03.01.01	EXCHANGE VARIATION AMORTIZATION	(132,709)	727,794	0	0
3.06.03.01.02	OTHER	53,731	(855,359)	1,264,481	1,808,146
3.06.03.02	FINANCIAL EXPENSES	(196,122)	(531,359)	(2,239,632)	(3,952,742)
3.06.03.02.01	FINANCIAL EXPENSES	(196,122)	(531,359)	(271,939)	(604,224)
3.06.03.02.02	FOREIGN EXCHANGE AND MONETARY LOSS, NET	0	0	(1,967,693)	(3,348,518)
3.06.04	OTHER OPERATING INCOME	15,805	37,683	23,486	28,785
3.06.05	OTHER OPERATING EXPENSES	(38,151)	(65,413)	(32,935)	(125,149)
3.06.05.01	FOREIGN EXCHANGE AND MONETARY LOSS, NET	0	0	0	0
3.06.05.02	AMORTIZATION OF SPECIAL EXCHANGE VARIATION	0	0	0	0
3.06.05.03	OTHER	(38,151)	(65,413)	(32,935)	(125,149)
3.06.06	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATED COMPANIES	23,684	34,584	(3,723)	(17,048)
3.07	OPERATING INCOME/LOSS	282,983	1,131,816	(594,102)	(1,317,991)
3.08	NON-OPERATING LOSS	(9,992)	(19,797)	(4,646)	(10,492)
3.08.01	INCOME	294	1,653	405	2,048
3.08.02	EXPENSES	(10,286)	(21,450)	(5,051)	(12,540)
3.09	INCOME BEFORE TAXES AND PARTICIPATIONS / CONTRIBUTIONS	272,991	1,112,019	(598,748)	(1,328,483)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(42,421)	(60,271)	8,987	22,483
3.11	DEFERRED INCOME TAX	(27,527)	(335,763)	423,123	731,637
3.11.01	DEFERRED INCOME TAX	(18,699)	(242,420)	305,785	540,810
3.11.02	DEFERRED SOCIAL CONTRIBUTION	(8,828)	(93,343)	117,338	190,827
3.12	STATUTORY PARTICIPATIONS / CONTRIBUTIONS	0	0	0	0
3.12.01	PARTICIPATIONS	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON STOCKHOLDERS' EQUITY	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	203,043	715,985	(166,638)	(574,363)
	OUTSTANDING SHARES (THOUSANDS)	71,729,261	71,729,261	71,729,261	71,729,261
	EARNINGS PER SHARE (R$)	0.00283	0.00998
	LOSS PER SHARE (R$)			(0.00232)	(0.00801)

15.01 - PROJECTS OF INVESTMENT

OPERATIONAL INVESTMENTS

The accumulated expenditure for the main projects of investments underway in the third quarter of 2003 were as follows:
In thousands of reais

Change of Steel Pans Casing	3,406
Reform of blast furnace #3	1,646
Sewer System	1,212
Replacement of Convertor's Frame - B	1,020
Change of DLCs of the LEEs # 5 e 6	976
Studies and Projects	737
Emissions of Particles for Clerestory	735
Improvement on Hot Band Mill #2	705
Improvement to coke battery #1, #4 and #5	699
Rendering the Cutting Machines Adequate	562
Organic Steam Collecting System	488
Automation of Steel Production Installations	461
Reform of Sinter # 2	421
Replacement of Reducers and Laminated Games	372
Thermo-electric Station	351
Reform of reheating 1 and 2 of blast furnace #2	321

Repair of Cokeworks Furnaces 161/166	262
Installation of BQ Cutting Line	251
Reform of Regenerator # 3 of Blast Furnace # 3	155
Undusting of SM Thick Shell Cutting	147
Modernization of Continuous Scraping Lines # 3 and 4	54
Control of Starting of Sinter # 2 Exhaustion Engines	31

Total	15,012

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT

	Parent Company		Consolidated

	2003	2002	2003	2002

SOURCES OF FUNDS
Funds provided by operations
Net income (loss) for the period	732,863	(576,765)	715,985	(574,363)
Expenses (income) not affecting working capital
- Monetary and foreign exchange variation and long term accrued charges (net)	(925,979)	2,573,441	(366,316)	956,507
- Equity pick up	5,316	(879,632)	(34,584)	17,048
- Write-offs of permanent assets	6,699	2,001	7,443	3,262
- Depreciation/depletion/amortization	456,270	383,105	485,733	399,003
- Amortization of deferred foreign exchange Variation	99,622	557,139	101,624	559,140
- Gain / loss with loans and financings				261,226
- Deferred income tax and social contribution	137,532	(417,191)	142,025	(414,846)
- Reversion of income tax and social contribution	(114,759)		(114,759)
- CPMF Provision	54,699		54,699
- Provision for contingent liabilities PIS / COFINS	25,669	126,849	25,669	126,849
- Other	(33,444)	42,904	(476)	54,065

	444,488	1,811,851	1,017,043	1,387,891

Funds provided by third parties
Loans and financing resources	2,444,795	807,938	2,206,277	430,583
Debentures Issue		667,718		667,718
Subsidiaries Proposed Dividend	124,875	2,016
Decrease in other assets	70,349	909,358	28,945	31,625
Increase in other liabilities	156,532	104,981	147,451	146,528
Other	2,884	(24,107)	1,478	(19,269)

	2,799,435	2,467,904	2,384,151	1,257,185

	3,243,923	4,279,755	3,401,194	2,645,076

USES OF FUNDS
Funds used in permanent assets
Investments	74,675	824,255	(66,250)	7,914
Property, plant and equipment	666,104	201,901	337,898	453,316
Deferred assets	81,066	28,896	56,101	39,763

	821,845	1,055,052	327,749	500,993

Others
Interest on stockholders’ equity/dividends	506,138	50,000	506,138	50,000
Transfer of loans and financing to short-term	827,944	303,475	662,512	847,469
Increases in noncurrent assets	1,323,929	149,912	623,563	(20,451)
Decrease in other long-term liabilities	148748	21,674	194,245	13,552
Income tax and social contribution		131,739		131,739
Others		1,459		1,459

	2,806,759	658,259	1,986,458	1,023,768

	3,628,604	1,713,311	2,314,207	1,524,761

INCREASE (DECREASE) IN NET WORKING CAPITAL	(384,681)	2,566,444	1,086,987	1,120,315

CHANGES IN NET WORKING CAPITAL
Current assets
- At end of period	5,014,341	5,444,332	4,997,798	6,024,293
- At beginning of period	4,257,340	2,339,564	4,227,070	2,851,555

	757,001	3,104,768	770,728	3,172,738

Current liabilities
- At end of period	4,585,096	4,159,479	4,412,376	5,784,788
- At beginning of period	3,443,414	3,621,155	4,728,635	3,732,365

	1,141,682	538,324	(316,259)	2,052,423

INCREASE (DECREASE) IN NET WORKING CAPITAL	(384,681)	2,566,444	1,086,987	1,120,315

00403 - 0 COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT

	Parent Company		Consolidated
	2003	2002	2003	2002

Cash Flow from operating activities
Net income (loss) of the period	732,863	(576,765)	715,985	(574,363)
Adjustments to reconcile the net income for the year with the resources from operating activities:
-Amortization of special exchange variation	99,622	557,139	101,624	559,140
-Net monetary and exchange variation	(1,224,496)	3,902,691	(841,941)	3,211,071
-Provision for loan and financing charges	471,162	520,624	355,552	376,102
-Depreciation / depletion / amortization	456,270	383,105	485,733	399,003
-Write-offs of permanent assets	6,699	2,001	7,443	3,262
-Equity pick up	5,316	(879,632)	(34,584)	17,048
-Deferred income tax and social contribution	352,204	(705,309)	335,764	(731,656)
-Provision swap / forward	1,128,553		1,128,553
-Provision market to market	(223,665)	182,961	(223,665)	182,961
-Other provisions	46,442	219,498	16,140	307,883

	1,850,970	3,606,313	2,046,604	3,750,451

(Increase) Decrease in assets:
-Accounts receivable – trade	(483,067)	(430,428)	(436,664)	(477,481)
-Inventories	(231,481)	66,694	(316,988)	93,782
-Judicial deposits	(46,086)	(30,205)	(52,218)	(34,507)
-Credits with subsidiary and associated companies	(1,040,308)	664,492	(1,330)	1,556
-Carryforward taxes	(81,639)	51,921	(88,992)	120,315
-Others	160,652	16,831	(51,032)	(31,792)

	(1,721,929)	339,305	(947,224)	(328,127)

Increase (Decrease) in liabilities:
-Suppliers	(59,841)	217,045	(37,323)	213,441
-Salaries and payroll charges	43,112	29,476	44,783	25,367
-Taxes	69,556	95	86,626	(60,937)
-Accounts payable - Subsidiary Company	(769)	(43,214)
-Option Hedge premium	186,187	(73,920)	188,108	(75,224)
-Other	(40,844)	11,546	(84,431)	79,211

	197,401	141,028	197,763	181,858

Net resources from operating activities	326,442	4,086,646	1,297,143	3,604,182

Cash Flow from investing activities

Investments	(74,675)	(824,255)	66,250	(7,914)
Property, plant and equipment	(679,414)	(184,675)	(344,664)	(380,666)
Deferred assets	(81,066)	(28,896)	(56,101)	(39,763)

Net resources used on investing activities	(835,155)	(1,037,826)	(334,515)	(428,343)

Cash Flow from financing activities

Financial Funding:
-Loans and financing	3,694,407	1,364,208	3,515,120	1,362,417
-Debentures		667,718		667,718

	3,694,407	2,031,926	3,515,120	2,030,135

Payments:
-Financial institution
-Principal	(1,167,776)	(2,478,579)	(2,238,800)	(2,500,782)
-Charges	(450,073)	(354,085)	(450,073)	(327,382)
-Interest on stockholders’ equity/dividends	(799,671)	(140,030)	(799,671)	(140,030)

	(2,417,520)	(2,972,694)	(3,488,544)	(2,968,194)

Net resources from financing activities	1,276,887	(940,768)	26,576	(938,059)

Increase in cash and cash equivalents	768,174	2,108,052	989,204	2,237,780
Cash and cash equivalents, beginning of the period	850,278	378,684	1,186,347	660,438

Cash and cash equivalents, end of the period	1,618,452	2,486,736	2,175,551	2,898,218

Additional cash flow information
Monetary variation and interest capitalized	(13,310)	17,226	(6,766)	72,650

00403 - 0 COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT

The Company upstream merger part of the split-up of CISA in february 2003, and such event have impacted the financial statements as follows:

ACCOUNTING CASH FLOW

Cash Flow from operating activities
Increase in Assets
Current Assets	883
Long Term Assets	1,225	2,108

Increase in Liabilities
Current Liability (except for loans and financing)	(161,883)
Long Term Liability (except for loans and financing)	(34,396)	(196,279)

Cash Flow from investing activities
Investments	(5,409)
Property, plant and equipment	484,252
Deferred assets	30,041	508,884

Cash Flow from financing activities
Loans and financing
Current Liability	(38,943)
Long Term Liability	(275,770)	(314,713)

SOURCES OF FUNDS AND RESOURCE APLICATION DEMONSTRATION

Sources of Funds
Funds provided by third parties - Long-term
Loans and financing resources		275,770
Other		34,396	310,166

Uses of Funds
Funds used in permanent assets
Investments	(5,409)
Property, plant and equipment	484,252
Deferred assets	30,041	508,884

Other
Increase in Long Term Assets		1,225	510,109

Net Current			(199,943)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2003

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.